As filed with the Securities and Exchange Commission on January 25, 2008
Registration No. __________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form SB-2 REGISTRATION STATEMENT Under THE SECURITIES ACT OF 1933

GOLD RESOURCE CORPORATION
(Name of small business issuer in its charter)

Colorado	1041	84-1473173
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

222 Milwaukee Street, Suite 301, Denver, Colorado 80206 (303) 320-7708
(Address and telephone number of principal executive offices)

222 Milwaukee Street, Suite 301, Denver, Colorado 80206
(Address of principal place of business or intended place of business)

William W. Reid, President Gold Resource Corporation 222 Milwaukee Street, Denver, Colorado 80206 (303) 320-7708
(Name, address and telephone number of agent for service)

With a copy to: David J. Babiarz, Esq. Jessica M. Browne, Esq. Dufford & Brown, P.C. 1700 Broadway, Suite 2100 Denver, Colorado 80290-2101 (303) 861-8013

Approximate date of commencement of proposed sale to public:
As soon as practical after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.001 par value, to be offered by the selling shareholders	11,133,545	$3.975	$44,255,841.38	$1,739.25

(1)	In accordance with Rule 416 under the Securities Act of 1933, as amended, includes an indeterminate number of additional shares to prevent dilution in the event of stock splits, stock dividends or similar events.
(2)	Estimated in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the average of the closing bid and asked prices of the common stock on January 22, 2008.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ii

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 25, 2008

PROSPECTUS

GOLD RESOURCE CORPORATION

11,133,545 Shares
of Common Stock
Offered by
Selling Shareholders

        The selling shareholders identified in this prospectus are offering 11,133,545 shares of our common stock. Of the shares of common stock offered by the selling shareholders, 5,558,500 shares were sold in a private placement completed on December 5, 2007 (“Private Placement”). An additional 263,900 shares of common stock offered by the selling shareholders were issued to certain selling shareholders as finders’ fees in connection with the Private Placement. The remaining shares are comprised of 180,000 shares issued as compensation to consultants of the company to whom we granted “piggy-back” registration rights in connection with those shares and 5,131,145 shares representing “founders’ shares” held by our Chief Executive Officer, his spouse and our Vice President. All of these shares of common stock are being offered by the selling shareholders named in this prospectus, or their transferees, pledgees, donees or successors in interest. The selling shareholders will receive all of the proceeds from the sale of the shares of the common stock being offered by this prospectus.

        The selling shareholders may sell the shares of common stock being offered by them from time to time in the over the counter market, on one or more stock exchanges, in market transactions, in negotiated transactions or otherwise, and at prices and at terms that will be determined by the then-prevailing market price for the shares of our common stock or at negotiated prices directly or through broker-dealers, who may act as agent or as principal, or by a combination of such methods of sale. For additional information on the methods of sale, you should refer to the section entitled “PLAN OF DISTRIBUTION” on page 45.

        Our common stock currently trades over the counter and is quoted on the OTC Bulletin Board (“OTCBB”) under the symbol “GORO.” On January 24, 2008, the closing price of our common stock was $4.00.

Investing in our common stock involves risks that are described in the “RISK FACTORS” section beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______________, 2008

Additional Information

        This prospectus contains descriptions of certain contracts, agreements or other documents affecting our business. These descriptions are not necessarily complete. For the complete text of these documents, you can refer to the exhibits filed with, or incorporated by reference into, the registration statement of which this prospectus is a part. (See “WHERE YOU CAN FIND MORE INFORMATION”).

        You should rely only on the information contained in this prospectus, or to which we have referred you. We have not authorized anyone to provide you with information other than as contained or referred to in this prospectus. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Special Note Regarding Forward-Looking Statements

        Please see the note under “RISK FACTORS” for a description of special factors potentially affecting forward-looking statements included in this prospectus.

ii

SUMMARY

        The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider before investing in our stock. You should read the entire prospectus carefully, including the sections entitled “RISK FACTORS” and “FINANCIAL STATEMENTS.”

        As used in this prospectus, unless the context requires otherwise, the terms “Gold Resource,” “we,” “our” or “us” refer to Gold Resource Corporation and where the context requires, our consolidated subsidiaries.

Our Company

        We are an exploration stage company organized in Colorado on August 24, 1998 to search for gold and silver. We currently have an interest in four properties located in the southern state of Oaxaca, Mexico. Our four properties are called the El Aguila property, the Las Margaritas property, the El Rey property and the Solaga property. Our exploration efforts and development activities to date are primarily focused on the El Aguila property and El Rey property. We have yet to commence exploration activity on the Las Margaritas property or the Solaga property.

        We leased an interest in several mineral claims in 2002. We own a 100% interest in the approximately 1,896 hectares (4,685 acres) 1 which comprise the El Aguila property and Las Margaritas property. At the El Aguila property, we have drilled approximately 326 holes totaling 35,389 meters (116,076 feet) in one section of the property and have encountered gold and silver mineralized material. We are continuing our exploration efforts on this property as well as moving forward to develop this property for mineral production, which we refer to as the “El Aguila Project.”

        In 2005, we obtained some additional mineral claims in the State of Oaxaca by filing mineral concessions with the Mexican government for the El Rey property. During 2007, we drilled 12 holes totaling 1,265 meters (4,175 feet) on this property.

        In February 2007, we leased a 100% interest in a property we refer to as the Solaga property. We have conducted no exploration of this property to date.

        Our operations in Mexico are conducted through our wholly-owned Mexican subsidiaries, Don David Gold, S.A. de C.V. and Golden Trump S. A. de C.V. All references to us or our company in this prospectus include our subsidiaries.

        Our principal executive offices are located at 222 Milwaukee Street, Suite 301, Denver, Colorado 80206, and our telephone number is (303) 320-7708. We maintain a website at www.goldresourcecorp.com and through a link on our website you can view the periodic filings that we make with the SEC. The information contained on our website is not a part of this prospectus.

Recent Events

        Based on the results of our exploration program to date at the El Aguila property, we have decided to move forward with our plans to develop the El Aguila property (the “El Aguila Project”) for production and hope to begin commercial production by the end of 2008, subject to obtaining all required permits and regulatory approvals, necessary funding and equipment delivery schedules. We have reached agreements with the local agrarian cooperatives regarding surface use of the El Aguila property which is a necessary step in order to obtain federal mining permits. We have started purchasing equipment in connection with construction at the site. We recently received our first federal permit from the Mexican government which will allow us to construct a road at the site and have applied for additional environmental permits necessary to begin constructing the mill and the mine. While we believe these are promising developments which strengthen the likelihood we will be able to begin production at the El Aguila Project, there can be no assurance we will be successful in this endeavor.

1     Please see the Glossary appearing at the end of the section titled “BUSINESS AND PROPERTIES” for a description of certain terms used in this prospectus, including conversion of metric units.

        As mentioned above, on January 14, 2008 we were awarded our first federal permit by the Mexican government to construct a road at the El Aguila Project. We have been evaluating bids from multiple companies to construct the road and anticipate awarding the contract and commencing construction in the near future.

        On December 5, 2007, we completed a private placement of 5,558,500 shares of our common stock for $4.00 per share (“Private Placement”), from which we received $22,234,000 aggregate gross proceeds. In connection with the Private Placement, we paid finders’ fees comprised of cash of $502,000 and 263,900 shares of our common stock to certain of the selling shareholders named in this prospectus who acted as finders for our company. At the time we paid the finder’s fee, the finders had no prior relationship with our company, except for Ian Cassel and Tara Capital Ventures who are independent financial relations consultants of our company. We expect to use a significant amount of the proceeds from the Private Placement to fund the development of the El Aguila Project. See “MANAGEMENT’S DISCUSSION AND ANALYSIS” for additional information regarding this offering.

The Offering

Common Stock outstanding before and after the Offering	34,156,952 shares(1)(2)

Common Stock offered by the selling shareholders	11,133,545

Use of Proceeds	None

Stock Symbol	"GORO" on the OTCBB

(1)	Excludes 2,650,000 shares of common stock underlying options which are presently exercisable.
(2)	Includes shares to be offered by the selling shareholders.

Risk Factors

        An investment in our common stock is subject to a number of risks. Risk factors relating to our company include a history of operating losses, lack of proven or probable reserves, location of our properties in a foreign country and dependence on key personnel. Risk factors relating to our common stock include our limited trading market, lack of dividends and volatility of our stock price. See “RISK FACTORS” for a full discussion of these and other risks.

Summary Financial Data

        The following tables present certain selected historical consolidated financial data about our company. Historical consolidated financial information as of and for the years ended December 31, 2006 and 2005 has been derived from our consolidated financial statements, which have been audited by Stark Winter Schenkein & Co., LLP, our independent registered public accounting firm. Historical consolidated financial information as of and for the nine months ended September 30, 2007 and 2006 have been derived from our unaudited consolidated financial statements.

        All amounts included in these tables and elsewhere in this prospectus are stated in United States dollars. You should read the data set forth below in conjunction with the section entitled “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION,” our financial statements and related notes included elsewhere in this prospectus.

	Balance Sheet Data
	September 30, 2007	December 31, 2006
	(unaudited)
Cash and Cash Equivalents	$2,417,104	$7,660,258
Total Assets	2,957,646	7,964,118
Current Liabilities	543,923	451,163
Total Liabilities	543,923	451,163
Shareholders' Equity	2,413,723	7,512,955

	Operating Data
	Nine months ended September 30,		Year ended December 31,
	2007	2006	2006	2005
	(unaudited)
Other Income	$158,521	$7,954	$57,089	$6,174
General and Administrative Expenses	1,181,774	781,090	1,470,061	286,219
Stock Compensation	502,520	516,350	626,900	87,500
Property Acquisition Related Costs	75,157	100,000	100,000	103,548
Exploration Costs	3,917,556	361,735	528,851	739,570
Net Comprehensive (Loss)	(5,601,752)	(1,764,163)	(2,667,218)	(1,217,711)
Net (Loss) per Share	$(0.20)	$(0.09)	$(0.13)	$(0.08)

RISK FACTORS

        Investment in our common stock involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth below. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. If we are unable to prevent events that have a negative effect from occurring, then our business may suffer.

Risks Relating to Our Company

        Since we are a new business with no operating history, investors have no basis to evaluate our ability to operate profitably.   We were organized in 1998 but have had no revenue from operations since our inception. Our activities to date have been limited to organizational efforts, raising financing, acquiring mining properties and conducting limited exploration. We have never produced gold or other metals. We face all of the risks commonly encountered by other new businesses, including the lack of an established operating history, need for additional capital and personnel, and intense competition. There is no assurance that our business plan will be successful.

        We have no proved or probable reserves, and the probability of an individual prospect having reserves is extremely remote. Therefore, in all likelihood, our properties do not contain any reserves, and any funds spent by us on exploration will probably be lost.   In order to demonstrate the existence of proved or probable reserves, it will first be necessary for us to continue exploration to demonstrate the existence of sufficient mineralized material followed by a positive feasibility study. Exploration is inherently risky, with few properties ultimately proving economically successful. A “reserve,” as defined by regulation of the Securities and Exchange Commission (“SEC”), is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

        A reserve requires a feasibility study demonstrating with reasonable certainty that the deposit can be economically extracted and produced. We have not completed a feasibility study with regard to all or a portion of any of our properties. Statistically, most mineral prospects do not contain reserves which can be economically extracted. For this reason, it is unlikely that our properties contain any reserves. In the event we are unable to demonstrate reserves, the funds we have spent on exploration, as well as funds which we might spend in the future, will probably be lost.

        We are dependent upon receipt of additional working capital to fund our business plan.   We may require additional capital for exploration and development of one or more of our existing properties, or acquisition of additional properties. Subject to obtaining all required permits and regulatory approvals, we may require additional capital in addition to the funds recently raised in the Private Placement to fund the development of the El Aguila Project. The development of the El Aguila Project is anticipated to entail construction of a mill as well as other improvements to the property and we will likely be required to hire additional staff. In addition, we will require additional working capital to continue to fund operations pending sale of any gold or other precious metals.

        If we are unable to achieve gold recoveries from our El Aguila Project, our financial condition and results of operation will be adversely affected.   We anticipate proceeding with the development of the El Aguila Project based on estimates of mineralized material identified in our drilling and estimates of gold recovery on test work developed during exploration. However, sales of gold, if any, that we realize from future mining activity will be less than anticipated if the mined material does not contain the concentration of gold predicted by our geological exploration and this risk may be increased since we have not sought or obtained a feasibility study or reserve report with regard to any of our properties. If sales of gold are less than anticipated, we may not be able to recover our investment in our property and our operations may be adversely affected. There is no assurance that mineral recoveries in small scale laboratory tests will be duplicated in actual mining conditions.

        Should we successfully commence mining operations at our El Aguila Project, our ability to remain profitable long term will depend on our ability to identify, explore, and develop additional properties.   Gold properties are wasting assets. They eventually become depleted or uneconomical to continue mining. The acquisition of gold properties and their exploration and development are subject to intense competition. Companies with greater financial resources, larger staff, more experience and more equipment for exploration and development may be in a better position than us to compete for such mineral properties. If we are unable to find, develop, and economically mine new properties, we most likely will not be able to be profitable on a long term basis.

        The construction of our proposed mill will be subject to all of the risks inherent in construction.   These risks include potential delays, cost overruns, shortages of material or labor, construction defects, and injuries to persons and property. We have retained Lyntek, Inc. of Denver, Colorado as a consultant to act as our general contractor for construction of the mill and the mine. We expect that Lyntek will engage a combination of American and Mexican subcontractors and material suppliers in connection with the project. While we anticipate taking all measures which we deem reasonable and prudent in connection with construction of the mill, there is no assurance that the risks described above will not cause delays or cost overruns in connection with such construction. Any delay would postpone our anticipated receipt of revenue and adversely affect our operations. Cost overruns would likely require that we obtain additional capital in order to commence production. Any of these occurrences may adversely affect the price of our stock.

        Our operations are subject to permitting requirements which could require us to delay, suspend or terminate our operations.   Our operations, including our ongoing exploration drilling program and proposed production plan at the El Aguila project, require permits from the government. We may be unable to obtain these permits in a timely manner, on reasonable terms, or at all. If we cannot obtain or maintain the necessary permits, or if there is a delay in receiving these permits, our timetable and business plan for exploration of our property or commercial production will be adversely affected.

        Our properties are located in Mexico and are subject to changes in political conditions and regulations in that country.   Our existing properties are located in Mexico. In the past, Mexico has been subject to political and social instability, changes and uncertainties which may cause changes to existing government regulations affecting mineral exploration and mining activities. Civil or political unrest could disrupt our operations at any time. Our mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing governmental regulations relating to the mining industry or shifts in political conditions that increase the costs related to our activities or maintaining our properties. Finally, Mexico’s status as a developing country may make it more difficult for us to obtain required financing for our project.

        Our business operations may be adversely affected by social and political unrest in Oaxaca.   The property which we are currently exploring for mineralization is located in the State of Oaxaca, Mexico. Oaxaca City, the capital of the State of Oaxaca, experienced a period of social and political unrest in 2006. Certain civilian groups seeking political reform staged protests and demonstrations in various locations in Oaxaca City, including schools, government offices and major roadways. Although our property is roughly a 90 minute drive from Oaxaca City and the civil disturbances appear to have dissipated, these events may still negatively impact our business operations if Oaxaca experiences another such event. Our exploration program may be interrupted if we are unable to hire qualified personnel or if we are denied access to the site where our property is located. We may also be required to make additional expenditures to provide increased security in order to protect property or personnel located at our exploration site. Significant delays in exploration or increases in expenditures will likely have a material adverse affect on our financial condition and results of operations.

        Our ability to continue exploration and extract any minerals that we discover are subject to payment of concession fees and if we fail to make these payments, we may lose our interest in the properties.   Mining concessions in Mexico are subject to payment of concession fees to the federal government or lease payments to the owner of the concessions. The payments are based on the size of the property we are exploring. Our failure or inability to pay the concession fees to the government may cause us to lose our interest in one or both of our properties.

        Our primary exploration target is subject to a lease in favor of a third party which provides for royalties on production.   We lease our El Aguila property from a third party. Our lease for the El Aguila property is subject to a net smelter return royalty of 4% where production is sold in the form of gold/silver dorè and 5% where production is sold in concentrate form. The requirement to pay royalties to the owner of the concessions at our El Aguila property will reduce our profitability if we commence commercial production of gold or other precious metals.

        Our ability to develop our property is subject to the rights of the Ejido (local inhabitants) to surface use for agricultural purposes.   Our ability to mine minerals is subject to making satisfactory arrangements with the Ejido for access and surface disturbances. Ejidos are groups of local inhabitants who were granted rights to conduct agricultural activities on the property. We must negotiate and maintain a satisfactory arrangement with these inhabitants in order to disturb or discontinue their rights to farm. While we have successfully negotiated and signed such agreements to enable us to begin development at the El Aguila Project, our inability to maintain these agreements could impair or impede our ability to successfully mine the properties.

        The volatility of the price of gold could adversely affect our future operations and, if warranted, our ability to develop our properties.   The commercial feasibility of our properties and our ability to raise funding to conduct continued exploration and development if warranted, is dependent on the price of gold and other precious metals. The price of gold may also have a significant influence on the market price of our common stock and the value of our properties. Our decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received. A decrease in the price of gold may prevent our property from being economically mined or result in the writeoff of assets whose value is impaired as a result of lower gold prices. The price of gold is affected by numerous factors beyond our control, including inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, the sale of gold by central banks, and the political and economic conditions of major gold producing countries throughout the world. During the last five years, the average annual market price of gold has fluctuated between $364 per ounce and $696 per ounce, as shown in the table below. Although it is possible for us to protect some price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk, which no amount of planning or technical expertise can eliminate.

2003 $364	2004 $406	2005 $445	2006 $604	2007 $696

        Competition in the mining industry is intense, and we have limited financial and personnel resources with which to compete.   Competition in the mining industry for desirable properties, investment capital and personnel is intense. Numerous companies headquartered in the United States, Canada and elsewhere throughout the world compete for properties on a global basis. We are an insignificant participant in the gold mining industry due to our limited financial and personnel resources. We may be unable to attract the necessary investment capital to fully explore and if warranted, develop our properties and unable to acquire other desirable properties.

        An adequate supply of water may not be available to complete desired development of our property.   Water rights are owned by the Mexican nation and are administered by a Mexican government agency. This agency has granted water concessions to private parties throughout the area defined as the Oaxaca Hydrologic Basin, however there is no assurance that we will be granted such concessions. We have purchased water rights which we believe will be sufficient for our production needs. However, we have no assurance these water rights will continue to produce enough water for our operations. Accordingly, we may not have access to the amount of water needed to operate a mine at the property.

        Since most of our expenses are paid in Mexican pesos, and we anticipate selling any production from our properties in United States dollars, we are subject to adverse changes in currency values that will be difficult to prevent.   Our operations in the future could be affected by changes in the value of the Mexican peso against the United States dollar. At the present time, since we have no production, we have no plans or policies to utilize forward sales contracts or currency options to minimize this exposure. If and when these measures are implemented, there is no assurance they will be cost effective or be able to fully offset the effect of any currency fluctuations.

        Our activities in Mexico are subject to significant environmental regulations, which could raise the cost of doing business.   Mining operations are subject to environmental regulation by SEMARNAT, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a Manifiestacion de Impacto Ambiental, be prepared by a third party contractor for submission to SEMARNAT. Studies required to support this impact statement include a detailed analysis of many subject areas, including soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. We may also be required to submit proof of local community support for a project to obtain final approval. Significant environmental legislation exists in Mexico, including fines and penalties for spills, release of emissions into the air, seepage and other environmental damage.

        The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses.   Exploration for minerals is highly speculative and involves greater risk than many other businesses. Our operations are subject to all of the operating hazards and risks normally incident to exploring for mineral properties, such as, but not limited to:

•	encountering unusual or unexpected formations;
•	environmental pollution;
•	personal injury, flooding and landslides;
•	variations in grades of ore;
•	labor disputes; and
•	decrease in reserves due to a lower gold price.

        We currently have no insurance to guard against any of these risks.   If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a writedown on our investment in such property interest. All of these factors may result in losses in relation to amounts spent which are not recoverable.

        We depend upon a limited number of personnel and the loss of any of these individuals could adversely affect our business.   If any of our current employees, our principal consultant in Mexico or our principal financial consultant were to die, become disabled or leave the company, we would be forced to identify and retain individuals to replace them. Messrs. William, David and Jason Reid are our only employees at this time. Jose Perez Reynoso is our consultant in Mexico who oversees our properties and operations. Frank L. Jennings is a financial consultant who provides services to us as chief financial officer. There is no assurance that we can find suitable individuals to replace them or to add to our employee base if that becomes necessary. We are entirely dependent on these individuals as our only personnel at this time. We have no life insurance on any individual at this time, and we may be unable to hire a suitable replacement for them on favorable terms, should that become necessary.

        In the event of a dispute regarding title to our property or any facet of our operations, it will likely be necessary for us to resolve the dispute in Mexico, where we would be faced with unfamiliar laws and procedures.   The resolution of disputes in foreign countries can be costly and time consuming, similar to the situation in the United States. However, in a foreign country, we face the additional burden of understanding unfamiliar laws and procedures. We may not be entitled to a jury trial, as we might be in the United States. Further, to litigate in any foreign country, we would be faced with the necessity of hiring lawyers and other professionals who are familiar with the foreign laws. For these reasons, we may incur unforeseen losses if we are forced to resolve a dispute in Mexico or any other foreign country.

        While we believe we have adequate internal controls over financial reporting, we will be required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have a material adverse effect on the price of our common stock.   Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that we will be required to furnish a report by our management on internal controls for the fiscal year ended December 31, 2007. Such a report must contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting, including a statement as to whether or not our internal controls are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by our management. While we believe our internal controls over financial reporting are effective, we are still constructing the system, processing documentation and performing the evaluations needed to comply with Section 404, which is both costly and challenging. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. If we are unable to assert that our internal controls over financial reporting are effective, or if we disclose significant deficiencies or material weaknesses in our internal controls, investors could lose confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

        The laws of the State of Colorado and our Articles of Incorporation may protect our directors from certain types of lawsuits.   The laws of the State of Colorado provide that our directors will not be liable to us or our shareholders for monetary damages for all but certain types of conduct as directors of the company. Our Articles of Incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances. (See “MANAGEMENT-Indemnification and Limitation on Liability of Directors”).

Risks Related to Our Common Stock

        The sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.   In addition to the 11,133,545 shares of common stock that may be offered by the selling shareholders from time to time under this prospectus, we filed additional registration statements with the SEC that were declared effective in May 2006 and February 2007, respectively, to qualify the resale of approximately 8,900,000 shares of common stock and 5,900,000 shares of common stock from time to time. We also sold 4,600,000 shares of common stock in our IPO under the May 2006 registration statement. It is likely that market sales of large amounts of common stock (or the potential for those sales even if they do not actually occur) may cause the market price of our common stock to decline, which may make it difficult to sell our common stock in the future at a time and price which we deem reasonable or appropriate and may also cause you to lose all or a part of your investment. (See “SHARES ELIGIBLE FOR FUTURE SALE”).

        Since there is presently a limited trading market for our common stock, purchasers of our common stock may have difficulty selling their shares, should they desire to do so.   Due to a number of factors, including the lack of listing of our common stock on a national securities exchange, the trading volume in our common stock is limited. Our trading volume on the OTCBB over the past three months has averaged approximately 90,000 shares per day. As a result, the sale of a significant amount of common stock by the selling shareholders may depress the price of our common stock and you may lose all or a portion of your investment.

        A small number of existing shareholders own a significant amount of our common stock, which could limit your ability to influence the outcome of any shareholder vote.   Our executive officers and directors beneficially own approximately 28% of our common stock as of the date of this prospectus. Under our Articles of Incorporation and Colorado law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action. As a result, these individuals may be able to influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions. We have no existing agreements or plans for mergers or other corporate transactions that would require a shareholder vote at this time. However, shareholders should be aware that they may have limited ability to influence the outcome of any vote in the future. (See “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”).

        Since our common stock is not presently listed on a national securities exchange, trading in our shares will likely be subject to rules governing “penny stocks,” which will impair trading activity in our shares.   Our common stock may be subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in penny stocks. Those disclosure rules applicable to penny stocks require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document required by the SEC. These rules also require a cooling off period before the transaction can be finalized. These requirements may have the effect of reducing the level of trading activity in any secondary market for our common stock. Many brokers may be unwilling to engage in transactions in our common stock because of the added disclosure requirements, thereby making it more difficult for stockholders to dispose of their shares. (See “MARKET INFORMATION”).

        A contract right allowing one of our largest shareholders the first opportunity to purchase any common stock offered by us in the future may result in a change in control.   Under the terms of an agreement entered into with one of our largest shareholders, we are obligated to offer this entity the first right to purchase our common stock in any future offering until August 2008. The holder of this right is Heemskirk Consolidated Limited. If Heemskirk exercises this right in connection with any future offering of our common stock, the percentage interest in our company owned by it could increase. This may result in a change in control and could allow Heemskirk the ability to influence the management or policies of our company. For example, if Heemskirk acquires enough stock to become the holder of a majority of our outstanding voting stock, it could elect the entire Board of Directors. Even if it does not acquire an absolute majority of our stock but increases its voting interest in the company, it could wage a proxy battle and influence who our Board of Directors nominates as directors in the future. These and other events could have the effect of changing the way that our company is operated.

        Our stock price may be volatile and as a result you could lose all or part of your investment.   In addition to volatility associated with over the counter securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

•	Changes in the worldwide price for gold;
•	Disappointing results from our exploration efforts;
•	Failure to meet our revenue or profit goals or operating budget;
•	Decline in demand for our common stock;
•	Downward revisions in securities analysts' estimates or changes in general market conditions;
•	Technological innovations by competitors or in competing technologies;
•	Investor perception of our industry or our prospects; and
•	General economic trends

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at a fair price.

        Issuances of our stock in the future could dilute existing shareholders and adversely affect the market price of our common stock.   We have the authority to issue up to 60,000,000 shares of common stock, 5,000,000 shares of preferred stock, and to issue options and warrants to purchase shares of our common stock without stockholder approval. Because our common stock is not currently listed on an exchange, we are not required to solicit shareholder approval prior to issuing large blocks of our stock. These future issuances could be at values substantially below the price paid for our common stock by our current shareholders. In addition, we could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval. Because we believe that trading in our common stock will initially be limited, the issuance of our stock may have a disproportionately large impact on its price compared to larger companies.

        We have never paid dividends on our common stock and we do not anticipate paying any in the foreseeable future.   We have not paid dividends on our common stock to date, and we may not be in a position to pay dividends for the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop one or more properties and generate revenue from operations. Further, our initial earnings, if any, will likely be retained to finance our operations. Any future dividends will depend upon our earnings, our then-existing financial requirements and other factors, and will be at the discretion of our Board of Directors. (See “MARKET INFORMATION”).

Forward-Looking Statements

        This prospectus contains or incorporates by reference forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning our future business plans and strategies, the proposed exploration and development of our property, the receipt of working capital, future revenues and other statements that are not historical in nature. In this prospectus, forward-looking statements are often identified by the words “anticipate,” “plan,” “believe,” “expect,” “estimate,” and the like. These forward-looking statements reflect our current beliefs, expectations and opinions with respect to future events, and involve future risks and uncertainties which could cause actual results to differ materially from those expressed or implied.

        In addition to the specific factors identified under “RISK FACTORS” above, other uncertainties that could affect the accuracy of forward-looking statements include:

•	decisions of foreign countries and banks within those countries;
•	technological changes in the mining industry;
•	our costs;
•	the level of demand for our products;
•	changes in our business strategy;
•	interpretation of drill hole results and the geology, grade and continuity of mineralization;
•	the uncertainty of mineralized material or reserve estimates and timing of development expenditures; and
•	commodity price fluctuations.

This list, together with the factors identified under “RISK FACTORS,” is not exhaustive of the factors that may affect any of our forward-looking statements. You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our beliefs, expectations and opinions only as of the date of this prospectus. We do not intend to update these forward looking statements except as required by law. We qualify all of our forward-looking statements by these cautionary statements.

BUSINESS AND PROPERTIES

Our History

        We were organized under the laws of the State of Colorado in 1998 to engage in the exploration of mining properties. From inception to 2000, we were essentially dormant. In August 2001, we leased our first property, known as the Zimapan project, located in the State of Hidalgo, Mexico. After drilling approximately 1,800 meters (5,905 feet) of test holes, we abandoned that property. In connection with the acquisition of the lease and our exploration activities on the Zimapan property, we spent approximately $623,000.

        In August 2006, we completed our IPO and received net proceeds of $4,351,200. We raised additional capital pursuant to a private placement of our common stock completed in December 2006 for net proceeds of $4,928,700 and the Private Placement completed in December 2007 for gross proceeds of $22,234,000. We used proceeds from the IPO and 2006 private placement primarily for exploration purposes and intend to use the proceeds from the Private Placement primarily to develop the El Aguila Project and begin commercial production. In October 2006, we contracted with Servicios de Perforacion Insemin S.A. de C.V., a Mexican subsidiary of R&R Incorporated and commenced an additional drilling program at the El Aguila Project and we are continuing to receive drilling services on a month-to-month basis.

Our Properties

        We currently have an interest in four properties, the El Aguila property, the Las Margaritas property, the El Rey property and the Solaga property. We lease claims comprising the El Aguila property and the Las Margaritas property from an individual who serves as our consultant in Mexico and the Solaga property from an entity partially owned by our consultant in Mexico. We own mining concessions for the El Rey property, which are subject to a 2% royalty on production payable to this consultant. All of these properties are in the exploration stage and have no proven or probable reserves.

        Effective October 14, 2002, we leased three mining concessions, El Aguila, El Aire and La Tehuana, from Jose Perez Reynoso, a consultant to our company. The El Aguila and El Aire concessions comprise the property underlying the El Aguila Project. The lease agreement is subject to a 4% net smelter return royalty where production is sold in the form of gold/silver dore and 5% for production sold in concentrate form. We have made periodic advance royalty payments under the lease totaling $260,000 and no further advance royalty payments are due. Subject to minimum exploration requirements, there is no expiration term for this lease. We may terminate it at any time upon written notice to the lessor and the lessor may terminate it if we fail to fulfill any of our obligations thereunder.

        In anticipation of commencing commercial production at the El Aguila Project in 2008, we recently purchased a nearby parcel of undeveloped property which we plan to develop into a mining camp and base for company operations at the site. The parcel is approximately 5 hectares and is presently unimproved. We estimate that the cost of development will be approximately $1 million.

        Under Mexican mining laws, rights to minerals are obtained by filing concessions and fees are paid to the federal government for the privilege of holding these concessions. The fees are based on the size of the concession, calculated at the rate of approximately $4 per hectare every six months, based on the exchange rate at September 30, 2007. Based on the size of our concessions at the El Aguila project, this amounts to approximately $7,600 every six months.

        The table below summarizes the concessions that we have leased and that give us the right to explore and mine the properties and the ensuing map shows their general location. These mineral concessions are located within the San Pedro Totolapam Ejido.

Concession	Type	Expediente/ Titulo No.	Hectares	Acres

El Aire	Exploitation	158272	72.00	177.92
El Aguila	Exploitation	222844	899.00	2,221.47
La Tehuana	Exploration	210029	925.00	2,285.72
		Total	1,896.00	4,685.11

Location Map for the El Aguila and El Rey  Projects

LOCATION MAP

OAXACA
El Rey
El Aguila
Puebla
Veracruz
Gulf of Mexico
Oaxaca
Gulf of Tehuantepec
0 15
Kilometers
Gulf of Mexico
Pacific Ocean
Mexico City
Oaxaca State
ÁREA CENTRAL
LA REYNA
EL REY
EL VIRREY
Access Road
Kilometers
La Tehuana
El Aguila
El Aire
Access Road
Mex 190
Kilometers
EL REY
EL AGUILA

The El Aguila Project

        Location and Access. The El Aguila Project is located in the Sierra Madre del Sur of southern Mexico, in the central part of the State of Oaxaca. Access to the property is by way of the Pan American Highway (Highway # 190), approximately 120 kilometers (75 miles) southeast of Oaxaca City, the state’s capital city. At the village of San Jose de Gracia, a gravel road goes approximately four kilometers northwest to the property.

        The climate of the El Aguila area is dry and warm to very warm with most rainfall occurring in the summer and annual precipitation averaging only 423.7 mm (17 inches). The average yearly temperature is 26.6 degrees centigrade (80° F). The area is very rocky with scarce vegetation. Subsistence farming occurs and the main agricultural crop is agave cactus that is cultivated for the production of mescal.

        Exploration Activities.   The early history of activity at the El Aguila property, as known by us, is prospecting and limited mining for gold and silver from the early 1900‘s to the mid 1960‘s. In 1998, Mr. Perez Reynoso acquired the concessions and leased them to Apex Silver Corporation of Denver, Colorado. Apex carried out an exploration program involving geologic mapping, surface sampling and an 11-hole drilling program (1,242 meters, or 4,074 feet). The results did not meet Apex’s expectations so it dropped the lease on the property in 2002. We leased the property from Mr. Perez Reynoso in October of 2002.

        In August 2003, we entered into an exploration agreement with Canyon Resources Corporation pertaining to our interest in the El Aguila property whereby Canyon loaned us $500,000 for exploration costs, and subsequently converted its note into 1,200,000 shares of our common stock in 2004. The drilling program was completed in 2004 and included approximately 3,900 meters (12,795 feet) of drilling in 69 holes focused on one target area of the property. This exploration drilling encountered some gold intercepts which required additional exploratory drilling in order to fully evaluate. With the proceeds of our recent financings, we have continued exploration at the project. Through September 30, 2007, we have spent or incurred approximately $5,609,000 in acquisition, exploration and related costs for the El Aguila project, of which approximately $3,631,000 was spent during the first nine months of 2007.

        We have carried out exploration on the project that has included geologic mapping, surface sampling, geochemical sampling and exploratory drilling. We undertook a geophysical survey which we are evaluating. Our drilling contractor continues to provide services on a month-to-month basis. The results of the drilling programs completed thus far have resulted in some gold and silver intercepts which are listed in the table below. The table depicts selected drill holes and is not exhaustive of all of our results.

[Space intentionally blank]

EL AGUILA PROJECT SELECTED DRILL HOLE INTERCEPTS

Hole No.	Drill Type	Starting Interval (Meters)	Interval Lenght(Meters)	Gold (g/t )	Silver (g/t)	Copper %	Lead %	Zinc %

301	RC	40.0	16.0	6.56	23.0	n/a	n/a	n/a
302	RC	30.0	6.0	16.65	112.0	n/a	n/a	n/a
303	RC	22.0	6.0	18.79	133.3	n/a	n/a	n/a
306	RC	4.0	4.0	14.58	74.0	n/a	n/a	n/a
and	RC	24.0	6.0	8.99	76.0	n/a	n/a	n/a
307	RC	18.0	4.0	3.91	84.0	n/a	n/a	n/a
and	RC	26.0	4.0	2.31	47.5	n/a	n/a	n/a
309	RC	56.0	2.0	3.79	45.0	n/a	n/a	n/a
311	RC	16.0	2.0	4.53	25.0	n/a	n/a	n/a
314	RC	6.0	2.0	6.89	69.0	n/a	n/a	n/a
326	RC	2.0	4.0	3.84	83.0	n/a	n/a	n/a
327	RC	8.0	8.0	3.54	135.8	n/a	n/a	n/a
327A	RC	12.0	8.0	3.97	77.8	n/a	n/a	n/a
330	RC	6.0	6.0	8.46	110.7	n/a	n/a	n/a
331	RC	50.0	4.0	54.71	700.5	n/a	n/a	n/a
332	RC	16.0	8.0	6.07	18.0	n/a	n/a	n/a
333	RC	2.0	2.0	3.67	63.0	n/a	n/a	n/a
and	RC	8.0	6.0	15.69	101.0	n/a	n/a	n/a
334	RC	6.0	6.0	9.40	24.7	n/a	n/a	n/a
338	RC	20.0	10.0	3.71	64.8	n/a	n/a	n/a
341	RC	46.0	2.0	0.77	287.0	n/a	n/a	n/a
343	RC	40.0	2.0	1.72	111.0	n/a	n/a	n/a
and	RC	60.0	16.0	6.04	36.0	n/a	n/a	n/a
348	RC	54.0	2.0	0.05	248.0	n/a	n/a	n/a
349	RC	34.0	6.0	3.54	78.3	n/a	n/a	n/a
350	RC	40.0	4.0	1.61	157.5	n/a	n/a	n/a
354	RC	34.0	4.0	7.50	68.0	n/a	n/a	n/a
363	CORE	4.0	6.5	11.37	99.7	n/a	n/a	n/a
365	CORE	0.0	4.0	5.73	9.5	n/a	n/a	n/a
366	CORE	0.0	4.0	3.74	100.0	n/a	n/a	n/a
509	CORE	20.0	6.0	10.38	335.6	n/a	n/a	n/a
511	CORE	40.0	12.0	10.18	19.7	n/a	n/a	n/a
512	CORE	34.6	12.0	4.67	74.3	n/a	n/a	n/a
523	CORE	1.5	1.0	7.70	918.0	n/a	n/a	n/a
and	CORE	6.4	8.1	1.39	146.0	n/a	n/a	n/a
530	CORE	64.0	10.0	0.96	411.8	0.20	0.22	0.46
535	CORE	27.0	6.0	0.79	351.3	0.18	0.32	0.74
and	CORE	35.0	4.0	0.33	141.3	0.15	0.21	0.55
603	CORE	45.0	6.0	3.65	231.7	0.00	0.00	0.00
604	CORE	29.0	2.0	5.49	180.3	0.00	0.00	0.00
605	CORE	35.6	6.0	0.81	90.1	0.00	0.00	0.00
606	CORE	21.0	6.0	6.67	53.8	0.00	0.00	0.00
and	CORE	30.0	6.0	7.25	92.1	0.00	0.00	0.00

607	CORE	40.0	3.0	5.50	41.1	0.00	0.00	0.00
610	CORE	63.0	4.0	2.49	28.4	0.00	0.00	0.00
and	CORE	69.0	12.0	1.57	32.7	0.00	0.00	0.00
611	CORE	47.0	4.0	3.90	77.5	0.00	0.00	0.00
612	CORE	69.0	2.0	3.55	45.6	0.00	0.00	0.00
and	CORE	78.0	1.0	0.04	354.0	0.00	0.00	0.00
901	RC	0.0	14.0	4.96	38.9	n/a	n/a	n/a
and	RC	54.0	4.0	1.73	75.8	n/a	n/a	n/a
and	RC	64.0	4.0	0.84	126.0	n/a	n/a	n/a
909	RC	14.0	4.0	3.96	34.5	n/a	n/a	n/a
7001	CORE	3.0	7.5	2.72	12.6	0.00	0.00	0.00
and	CORE	31.0	3.0	9.59	117.4	0.00	0.00	0.00
and	CORE	36.0	2.0	2.84	20.1	0.00	0.00	0.00
7002	CORE	10.0	13.0	5.34	42.4	0.00	0.00	0.00
7014	CORE	56.0	5.0	1.30	242.3	0.12	0.88	1.71
7015	CORE	82.0	2.0	0.39	52.8	0.20	0.84	1.02
7016	CORE	77.5	2.0	0.62	113.2	0.11	0.70	1.19
7018	CORE	68.0	1.0	6.28	334.0	0.36	1.36	2.77
7023	CORE	9.0	1.0	1.30	1130.0	0.29	1.39	0.68
7028	CORE	18.0	4.0	0.36	184.4	0.03	0.03	0.07
and	CORE	25.0	7.0	0.31	161.5	0.12	0.34	0.71
and	CORE	109.0	2.0	0.15	63.0	0.16	0.45	1.09
7031	CORE	44.0	1.0	1.07	150.0	0.08	0.11	0.33
7036	CORE	82.0	2.0	6.22	221.5	0.50	4.83	2.68
and	CORE	88.0	1.0	1.11	141.0	0.13	0.36	0.39
7038	CORE	94.0	1.0	0.15	26.3	0.14	1.67	2.02
7039	CORE	173.0	3.0	0.16	119.5	0.13	0.03	0.05
7040	CORE	189.0	2.0	0.83	134.9	0.03	0.07	0.13
7042	CORE	55.0	3.0	0.23	78.1	0.06	0.38	0.57
7045	CORE	245.0	4.0	3.09	1119.0	0.92	5.10	3.41
7048	CORE	216.0	3.0	0.46	46.5	0.43	3.26	4.68
7049	CORE	39.0	2.0	1.29	523.0	0.21	0.73	1.57
and	CORE	171.0	6.0	0.58	302.7	0.36	0.52	1.07
7059	CORE	125.0	1.0	0.14	293.0	0.00	0.00	0.02
7061	CORE	35.0	2.0	0.05	16.6	0.06	0.54	1.13
and	CORE	148.0	1.0	0.77	164.0	0.03	0.10	0.48
7063	CORE	177.0	6.0	1.66	750.7	0.36	0.58	0.98
and	CORE	186.0	9.5	0.49	54.2	0.16	0.21	1.68
and	CORE	199.5	4.5	0.25	109.8	0.30	0.29	1.36
and	CORE	237.0	2.0	2.83	80.0	0.16	0.30	0.61
7065	CORE	4.0	2.0	1.29	402.9	0.01	0.04	0.03
7075	CORE	11.0	2.0	0.45	367.9	0.13	0.45	0.88
7076	CORE	13.0	1.0	2.55	187.0	0.01	0.00	0.01
and	CORE	29.0	1.0	2.30	15.6	0.01	0.00	0.01
7077	CORE	29.0	1.0	1.56	442.0	0.25	0.91	1.73
and	CORE	186.0	1.0	0.05	45.2	0.72	1.80	2.95
7078	CORE	98.0	3.0	0.07	149.9	0.22	0.14	0.42
7079	CORE	116.5	6.0	0.48	764.8	0.47	0.57	1.26
and	CORE	139.0	1.0	0.01	423.0	0.05	0.00	0.01
and	CORE	168.0	4.0	0.31	121.3	0.22	0.26	0.23

and	CORE	221.5	1.0	0.04	18.7	0.20	0.14	3.90
7080	CORE	194.0	2.5	4.64	201.9	0.34	0.71	1.45
and	CORE	210.5	42.5	2.42	124.9	0.35	1.45	5.37
7081	CORE	292.0	6.0	1.24	43.5	0.33	0.35	2.42
7082	CORE	159.0	2.0	0.15	19.9	0.19	0.20	2.23
and	CORE	169.0	1.0	0.66	70.9	0.16	0.38	2.48
and	CORE	211.0	1.0	0.44	16.5	0.29	0.43	3.81
7083	CORE	168.0	2.0	2.96	664.0	0.45	0.37	0.71
and	CORE	173.0	1.0	3.28	595.0	0.14	0.02	0.07
and	CORE	214.0	14.0	2.23	144.5	0.46	2.37	5.34
and	CORE	233.0	3.0	0.42	10.3	0.20	0.40	1.56
and	CORE	303.0	2.0	6.58	70.2	0.25	0.26	1.06
7087	CORE	105.0	22.0	0.45	318.3	0.47	0.25	0.60
and	CORE	270.0	1.0	0.14	31.8	0.26	0.81	2.11
7088	CORE	115.0	2.0	0.86	127.5	0.11	0.35	0.47
and	CORE	216.0	6.0	5.42	278.1	0.33	0.12	0.41
and	CORE	226.0	2.0	0.52	172.0	0.17	0.06	0.58
and	CORE	312.0	2.0	11.99	89.8	0.42	1.24	1.79
7203	RC	40.7	1.1	0.50	130.0	0.10	0.59	0.46
7207	RC	10.4	4.8	1.47	391.3	0.17	0.73	1.23
and	RC	43.9	5.9	1.27	298.7	0.17	0.70	1.73
7210	RC	8.2	2.1	0.17	274.2	0.13	0.39	0.84
7211	RC	48.8	2.1	0.86	157.0	0.21	0.37	1.22
7213	RC	20.4	2.0	0.20	175.0	0.04	0.01	0.02
and	RC	33.5	1.1	0.27	362.0	0.03	0.04	0.04
7214	RC	3.0	1.1	0.40	213.0	0.05	0.09	0.21
7215	RC	83.5	1.8	0.44	190.0	0.20	0.49	1.00
and	RC	219.5	6.1	1.49	25.5	0.13	0.89	3.17
7225	RC	38.7	1.1	7.09	94.2	0.00	0.00	0.00
7229	RC	6.1	2.1	9.59	124.5	0.00	0.00	0.00
and	RC	15.2	3.1	14.71	151.7	0.00	0.00	0.00
7230	RC	24.4	2.1	5.88	63.2	0.00	0.00	0.00
7233	RC	4.3	1.8	1.64	263.0	0.00	0.00	0.00
7234	RC	71.3	1.9	6.47	162.0	0.00	0.00	0.00
7235	RC	14.3	4.0	3.58	44.4	0.00	0.00	0.00
7236	RC	22.6	3.9	5.88	114.4	0.00	0.00	0.00
7237	RC	34.7	4.0	3.63	35.6	0.00	0.00	0.00
7238	RC	53.0	1.9	5.97	35.1	0.00	0.00	0.00
7242	RC	16.5	1.8	4.23	49.7	0.00	0.00	0.00
7251	RC	22.6	3.9	3.09	86.3	0.00	0.00	0.02
7253	RC	8.2	2.2	5.77	70.5	0.00	0.00	0.00
7256	RC	6.1	2.1	4.02	52.7	0.00	0.00	0.01
7257	RC	30.5	10.3	3.05	39.5	0.00	0.00	0.00
7258	RC	50.9	4.0	3.13	119.1	0.00	0.00	0.01
7273	RC	34.7	1.9	8.31	10.7	0.00	0.00	0.00
7274	RC	18.3	14.3	2.05	31.9	0.00	0.00	0.00
7275	RC	2.1	8.3	2.16	10.9	0.00	0.00	0.00
and	RC	26.5	4.0	4.01	54.7	0.00	0.00	0.00
7276	RC	6.1	4.3	7.10	38.8	0.00	0.00	0.00
7279	RC	20.4	4.0	1.62	68.6	0.00	0.00	0.00

7284	RC	76.2	2.1	3.10	432.5	0.14	0.29	0.53
7285	RC	223.7	6.1	4.91	274.0	0.37	1.22	2.85
7287	RC	189.0	8.2	0.81	66.9	0.17	0.14	0.36
7288	RC	208.3	14.2	0.52	941.3	0.17	0.13	0.37
7289	RC	142.3	4.0	2.89	88.4	0.02	0.03	0.05
and	RC	269.4	1.9	2.20	37.9	0.19	0.31	1.17
and	RC	316.1	2.0	4.54	97.0	0.15	0.43	0.89

RC: Reverse Circulation Drilling
CORE: Diamond Core Drilling

        Facilities.   The El Aguila Project does not have any plant or equipment at this time. Rudimentary access roads have been developed to various parts of the project for exploration activities. The federal power grid is located along the Pan American Highway and could be utilized in operations, if any. Water rights are owned by the Mexican nation and administered by the CNA, an agency of the federal government. We recently purchased water rights and a water well proximate to the El Aguila Project. Upon discussion with our consultants, we believe this well will provide sufficient water for our planned mining operations for the foreseeable future.

        Geology and Mineralization.   The El Aguila project is located in the San Jose de Gracia Mining District in the Sierra Madre del Sur of southern Mexico. Multiple volcanic domes of various scales, and probably non-vented intrusive domes, dominate the district geology. These volcanogenic features are imposed on a pre-volcanic basement of sedimentary rocks. Gold and silver mineralization in this district is related to the manifestations of this classic volcanogenic system and is considered epithermal in character. This geology suggests the presence of mineralization which our exploration program is designed to test and define.

        The deposits on the El Aguila property are primarily hosted in a quartz rich, stratiform zone (manto). There appear to be several manto units on the property, one main manto and one or more lower mantos. The main manto is conformable with the sedimentary and volcanic rock above and below the manto. It varies in thickness from less than two meters (6.6 feet) to more than 30 meters (98.4 feet).

        Surface sampling yielded anomalous gold and silver values from early district-wide exploration where silicified zones were encountered. In addition, a small, shallow adit and winze provided limited sampling underground, yielding indications of gold values in a silicified, sub-horizontal manto. Based on these early anomalous exploration samples, a limited drilling program was carried out by us that in fact resulted in defining a central zone of continuous, shallow, sub-horizontal mineralization. The fact that the mineralization is relatively shallow would make mining less difficult and less expensive from an open pit mine compared to an underground mine, if we determine to develop and mine the property.

        The graphic image below depicts an underground cross section of the property in which several holes have been drilled and an estimated area of mineralized material which resulted from the drilling. It illustrates the outline of an area within the cross section estimated to contain at least one gram of gold per ton. Higher grade intercepts within the outline are separately indicated. Underground workings are also depicted.

[Space intentionally blank]

A
A'
343
301
302
303
901
334
333
306
1150
1140
1130
1120
1110
1100
1090
1080
Underground Samples
Au g/t Ag g/t
35.3 64.8
57.6 61.6
131.5 19.0
15.6 34.0
53.0 74.0
8m @ 6.72 g/t Au
2m @ 3.67 g/t Au
4m @ 14.58 g/t Au
6m @ 15.69 g/t Au
6m @ 9.4 g/t Au
6m @ 8.99 g/t Au
6m @ 18.79 g/t Au
Underground Samples
Au g/t Ag g/t
50.1 1.6
62.5 90.6
39.2 120.0
26.3 192.0
28.3 193.0
45.0 58.0
20.9 140.0
14m @ 6.89 g/t Au
6m @ 16.65 g/t Au
16m @ 6.65 g/t Au
Legend
Geology By: David Reid Oct. 17, 2005
1 g/t Au Outline
Higher Grade Intercepts
Underground Workings

EL AGUILA GEOLOGICAL CROSS SECTION A-A'

A'
A
Explanation
Quartz Outcrop
Geological contact
Veinlets
Drill Hole
Shaft (incline)
Underground workings
Road
Drainage
N
50 Meters
El Aguila Gold/Silver Project
Geologic Plan Map
Oaxaca, Mexico
Geology By: David Reid Oct. 17, 2005

The El Rey Property

        Background.   We have acquired claims in another area of the Sierra Madre del Sur region by filing concessions under the Mexican mining laws. The following table summarizes the concessions that give us the right to the properties for exploration and mining purposes and the map on page 14 shows their general location. As of September 30, 2007, we have spent $362,000 in exploration costs and concession fees on this property. The mineral concessions making up the El Rey property are located within the San Baltazar Chichicapam Ejido.

        Location and Access.   The El Rey property is an exploration stage property with no known reserves and is also located in the Sierra Madre del Sur region of southern Mexico in the central part of the state of Oaxaca. The El Rey property is presently undeveloped. Access to the property is by way of the Pan American Highway (Highway # 190) approximately 80 kilometers (49.7 miles) southeast of the state’s capital city, Oaxaca, where a right turn heads west approximately 15 kilometers (9.3 miles) to the village of San Baltasar Chichicapan. At the village, another gravel road leads another 3 kilometers (1.9 miles) to the site. (See location map on page 11).

        Exploration Activities.   The El Rey property is an exploration stage property and is undeveloped at this time. There is no plant or equipment on the property, and presently no roads. Electricity would be available from the village of San Baltazar Chichicapam approximately 3 kilometers (1.9 miles) from the property. Power is also available from portable generators unless and until the need for a permanent energy source arises.

        We have commenced preliminary drilling on the El Rey property and drilled 12 exploratory holes by taking advantage of a drill that was in transit to the El Aguila Project. The results of the assays from selected exploratory drill holes are set forth in the chart below, however, they are not exhaustive of all of our results.

EL REY PROPERTY SELECT DRILL INTERCEPTS

Hole No.	Drill Type	Starting Interval(Meters)	Interval Length(Meters)	Gold (g/t )	Silver (g/t)	Copper %	Lead %	Zinc %

7802	CORE	72.0	8.0	20.93	73.6	0.01	0.01	0.02
7808	CORE	56.0	4.0	5.91	407.5	0.01	0.01	0.01
and	CORE	67.0	1.0	4.13	53.0	0.01	0.02	0.02
7809	CORE	82.0	1.0	5.01	13.0	0.00	0.00	0.01
7810	CORE	27.0	1.0	132.50	88.0	0.00	0.00	0.01
7812	CORE	68.0	1.0	4.04	3.7	0.00	0.00	0.01

RC: Reverse Circulation Drilling
CORE: Diamond Core Drilling

        Geology and Mineralization.   The El Rey property concessions are underlain by Cretaceous mudstones and dolostones that are mostly covered by younger tertiary andesites and rhyolites. In this region the rocks have been generally faulted in a northwest-southeast striking direction and in places block faults forming horsts and grabens are found along with cross faults striking northeast-southwest. No detailed geologic mapping has been done on the concession area yet but examining the rocks remaining at an old mine dump on the concession suggests that mineralizing solutions may have used these fault contacts and intersections as pathways for migration and deposition. The vein material found in the andesite host rock primarily consist of quartz with minor amounts of sulfides including pyrite. No visible gold or silver were noticed in hand specimen; however the assays of those rocks indicate they are present. We believe the property is located in volcanic terrain and the old dump possesses quartz material. We intend to explore this property in the future with a view to evaluating the potential for gold mineralization.

        If exploration is successful, any mining would probably require an underground mine but any mineralized material could be processed at the El Aguila Project mill if one was to be built in the future. Hauling any El Rey material to the El Aguila Project would be approximately 64.4 kilometers (40 miles).

Mineral Concessions

        Mineral rights in Mexico belong to the Mexican government and are administered pursuant to Article 27 of the Mexican Constitution. Exploitation concessions may be granted or transferred to Mexican citizens and corporations. Our leases or concessions are held by our Mexican subsidiaries. Exploitation concession are granted with a term of 50 years. Concessions grant the holder the right to explore and exploit all minerals found in the ground. Maintenance of concessions requires the semi-annual payment of mining duties (due in January and July) and the performance of assessment work, on a calendar year basis, with assessment work reports required to be filed in the month of May for the preceding calendar year. The amount of mining duties and annual assessment are set by regulation and may increase over the life of the concession and include periodic adjustments for inflation. Mining concessions are registered at the Public Registry of Mining in Mexico City and in regional offices in Mexico.

Ejido Lands and Surface Right Acquisitions

        Surface lands in the El Aguila Project area are Ejido lands (agrarian cooperative lands granted by the federal government to groups of Campesinos or farmworkers, pursuant to Article 27 of the Mexican Constitution of 1917). Prior to January 1, 1994, Ejidos could not transfer Ejido lands into private ownership. Amendments to Article 27 of the Mexican Constitution in 1994 now allow individual property ownership within Ejidos and allow Ejidos to enter into commercial ventures with individuals or entities, including foreign corporations. We have an agreement with the local San Pedro Totolapam Ejido allowing exploration of the El Aguila property. We also have secured surface rights agreements with the Ejido for all lands which may be disturbed by our proposed operation.

        Mexican law recognizes mining as a land use generally superior to agricultural. However, the law also recognizes the rights of the Ejidos to compensation in the event mining activity interrupts or discontinues their use of the agricultural lands. Compensation is typically made in the form of a cash payment to the holder of the agricultural rights. The amount of such compensation is generally related to the perceived value of the agricultural rights as negotiated in the first instance between the Ejidos and the owner of the mineral rights. If the parties are unable to reach agreement on the amount of the compensation, the decision will be referred to the government.

Competition

        The exploration for, and the acquisition of gold and silver properties are subject to intense competition. Due to our recent organization, limited capital and personnel, we are at a competitive disadvantage compared to other companies with regard to exploration and, if warranted, development. In general, properties with a higher grade of recoverable material or which are more readily mineable afford the owner a competitive advantage. Our present limited funding means that our ability to compete for properties to be explored and developed is limited. We believe that competition for acquiring mineral prospects will continue to be intense in the future.

        The availability of funds for exploration is sometimes limited, and we may find it difficult to compete with larger and more well-known companies for capital. Even though we have the right to the minerals on our claims, there is no guarantee we will be able to raise sufficient funds in the future to maintain our mineral claims in good standing. Therefore, if we do not have sufficient funds for exploration, our claims might lapse and be staked by other mining interests. We might be forced to seek a joint venture partner to assist in the exploration of our mineral claims. In this case, there is the possibility that we might not be able to pay our proportionate share of the exploration costs and might be diluted to an insignificant carried interest. Our inability to develop our mining properties due to lack of funding, even if warranted, could have a material adverse effect on our operation and financial position.

Government Regulations and Permits

        In connection with mining, milling and exploration activities, we are subject to extensive Mexican federal, state and local laws and regulations governing the protection of the environment, including laws and regulations relating to protection of air and water quality, hazardous waste management and mine reclamation as well as the protection of endangered or threatened species. The department responsible for environmental protection in Mexico is SEMARNAT, which is similar to the United States Environmental Protection Agency. SEMARNAT has broad authority to shut down and/or levy fines against facilities that do not comply with its environmental regulations or standards. Potential areas of environmental consideration for mining companies, including ours if we are successful in commencing mining operations, include acid rock drainage, cyanide containment and handling, contamination of water courses, dust and noise.

        Prior to the commencement of any mining operations at the El Aguila Project, if any, we will have to secure various regulatory permits from federal, state and local agencies. These governmental and regulatory permits generally govern the processes being used to operate, the stipulations concerning air quality and water issues, and the plans and obligations for reclamation of the properties at the conclusion of operations. Regulations require that an environmental impact statement, known in Mexico as a Manifiestacion de Impacto Ambiental (“MIA”), be prepared by a third-party contractor for submission to SEMARNAT. Studies required to support the MIA include a detailed analysis of these areas, among others: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. Although the regulatory process in Mexico has a public review component, proof of local community support for a project is required to gain final MIA approval. A lack of support from the local community may make obtaining an MIA difficult. A risk analysis must also be prepared in conjunction with the MIA for approval by SEMARNAT.

        We recently received a federal permit granting permission to construct a road at the El Aguila Project, which will be integral to any mining operations. We are in the process of contracting with a third party to construct the road. Additionally, we have applied for and are waiting to receive two more permits from SEMARNAT which will allow us to begin construction of the mine and the mill at the El Aguila Project.

        The most significant other approvals that might be necessary for our operations would be permits to extract water from the Totolapam River and an explosives permit, issued by the Mexican army, to purchase, store and use explosives. In Mexico, water rights are managed by the CNA. According to Mexican water law, all users must pay for the right to use national waters regardless of how the rights were obtained, with the rates being determined by the availability of water and the method of extraction.

        We have obtained, and will obtain at the appropriate time, environmental permits, licenses or approvals required for potential operations, if any. We are not aware of any material violations of environmental permits, licenses or approvals issued with respect to our operations.

Employees

        We currently have three full-time employees, each of whom serve as our executive officers. These individuals devote all of their business time to our affairs. We also engage two consultants, one to oversee our property and activities in Mexico and one to assist with our administrative and financial affairs. Our consultant in Mexico serves on a full-time basis and the other as his services are necessary. We engage independent contractors in Mexico in connection with the exploration and development of our mining properties at this time.

Facilities

        Effective October 1, 2005, we leased approximately 1,000 square feet of office space under a three year agreement with an independent third party. Monthly rent equals $1,428 the first year, $1,469 the second year and $1,490 the third year, plus our share of operating expense escalations. We believe this space is adequate for our needs for the foreseeable future.

Legal Proceedings

        We are not currently subject to any legal proceedings, and to the best of our knowledge, no such proceeding is threatened, the results of which would have a material impact on our properties, results of operation, or financial condition. Nor, to the best of our knowledge, are any of our officers or directors involved in any legal proceedings in which we are an adverse party.

Glossary

Adit:	A more or less horizontal drive (walk-in mine) into a hill that is usually driven for the purpose of intersecting or mining an ore body. An adit may also be driven into a hill to intersect or connect a shaft for the purpose of dewatering. Adits were commonly driven on a slight incline to enable loaded mine trucks to have the advantage of a downhill run out, while the empty (lighter) truck was pushed uphill back into the hill. The incline also allows water to drain out of the adit. An adit only becomes a tunnel if it comes out again on the hill somewhere, like a train tunnel.

Andesite:	A gray to black volcanic rock with between about 52 to 63 weight percent silica (SiO2). Andesite magma commonly erupts from stratovolcanoes as thick lava flows, some reaching several km in length.

Cretaceous period:	Flowering plants appeared and dinosaurs were at their height during the Cretaceous period. 146-65 million years ago. There was a mass extinction (the K-T extinction) at the end of the Cretaceous, marking the end of the dinosaurs and many other species.

Doré:	Unrefined gold and silver bars usually containing more than 90% precious metal.

Epithermal:	Used to describe gold deposits found on or just below the surface close to vents or volcanoes, formed at low temperature and pressure.

Felsic:	The minerals feldspar and quartz or an igneous rock or metamorphic rock made predominantly of feldspar and quartz; poor in iron and magnesium. Light-colored.

Gram:	A metric unit of weight and mass, equal to 1/1000th of a kilogram. One gram equals .035 ounces. One ounce equals 31.103 grams.

Hectare:	Another metric unit of measurement, for surface area. One hectare equals 1/200th of a square kilometer, 10,000 square meters, or 2.47 acres. A hectare is approximately the size of a soccer field.

Horst-graben:	Horst and graben are formed by widespread block faults giving rise to a mountain and valley topography that owes its origin in part at least to regional block faulting.

Kilometer:	Another metric unit of measurement, for distance. The prefix “kilo” means 1000, so one kilometer equals 1,000 meters, one kilometer equals 3,280.84 feet, which equals 1,093.6 yards, which equals 0.6214 miles.

Manto:	A mineralogy term meaning a layer or stratum.

Mineralized Material:	Minerals or Any mass of host rock in which minerals of potential commercial value occur.

Net Smelter Return Royalty:	A share of the net revenue generated from the sale of metal produced by the mine.

Ore or Ore Deposit:	Rocks that contain economic amounts of minerals in them and that are expected to be profitably mined.

Rhyolite:	A type of volcanic lava or rock that is usually light in color: it contains greater than 68% silica, by weight, and is high in potassium and sodium.

Silicified:	Is combined or impregnated with silicon or silica.

Tertiary period:	This period lasted from 65 to 1.8 million years ago. It followed the Cretaceous period (the end of the Mesozoic Era) and the K-T extinction. Many mammals developed then, including primitive whales, rodents, pigs, cats, rhinos, etc.

Tonne:	A metric ton. One tonne equals 1000kg. It is approximately equal to 2,204.62 pounds.

Volcanogenic:	Of volcanic origin.

Volcanic domes:	These are mounds that form when viscous lava is erupted slowly and piles up over the vent, rather than moving away as lava flow. The sides of most domes are very steep and typically are mantled with unstable rock debris formed during or shortly after dome emplacement. Most domes are composed of silica-rich lava which may contain enough pressurized gas to cause explosions during dome extrusion.

Winze:	Secondary or tertiary vertical or near-vertical opening sunk from a point inside a mine for the purpose of connecting with a lower level or of exploring the ground for a limited depth below a level.

Conversion Table

Metric System	Imperial System
1 metre (m)	= 3.2808 feet (ft)
1 kilometer (km)	= 0.6214 mile (mi)
1 square kilometer (km2 )	= 0.3861 square mile (mi2 )
1 square kilometer (km2 )	= 100 hectares (has)
1 hectare (ha)	= 2.471 acres (ac)
1 gram (g)	= 0.0322 troy ounce (oz)
1 kilogram (kg)	= 2.2046 pounds (lbs)
1 tonne (t)	= 1.1023 tons (t)
1 gram/tonne (g/t)	= 0.0292 ounce/ton (oz/t)

MARKET FOR COMMON STOCK
AND RELATED STOCKHOLDER INFORMATION

Market Information

        Effective September 14, 2006, our common stock began trading over the counter and is quoted on the OTCBB under the symbol “GORO.” The table below sets forth the high and low bid prices for our common stock as reflected on the OTCBB for the period commencing September 14, 2006 to date. Quotations represent prices between dealers, do not include retail markups, markdowns or commissions, and do not necessarily represent prices at which actual transactions were effected.

Year Ending	High	Low
December 31, 2008
First Quarter (to January 24)	$4.70	$3.60

December 31, 2007
First Quarter	$3.97	$1.30
Second Quarter	3.85	2.70
Third Quarter	4.83	3.57
Fourth Quarter	5.10	3.39

December 31, 2006
Third Quarter (commencing September 14)	$1.15	$0.90
Fourth Quarter	1.90	1.00

        On January 24, 2008 the high and low sales price of our common stock on the OTCBB were $4.05 and $3.90, respectively, and we had approximately 80 holders of record of our common stock.

Penny Stock Rules

        Due to the price of our common stock, as well as the fact that we do not expect to be listed on Nasdaq or a national securities exchange, our stock will likely be characterized as “penny stocks” under applicable securities regulations. Our stock will therefore be subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in penny stocks. The broker or dealer proposing to effect a transaction in a penny stock must furnish his customer a document containing information prescribed by the SEC and obtain from the customer an executed acknowledgment of receipt of that document. The broker or dealer must also provide the customer with pricing information regarding the security prior to the transaction and with the written confirmation of the transaction. The broker or dealer must also disclose the aggregate amount of any compensation received or receivable by him in connection with such transaction prior to consummating the transaction and with the written confirmation of the trade. The broker or dealer must also send an account statement to each customer for which he has executed a transaction in a penny stock each month in which such security is held for the customer’s account. The existence of these rules may have an effect on the price of our stock, and the willingness of certain brokers to effect transactions in our stock.

Dividend Policy

        We have never declared or paid dividends on our common stock. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including the terms of any credit arrangements, our financial condition, operating results, current and anticipated cash needs and plans for expansion. At the present time, we are not party to any agreement that would limit our ability to pay dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OR PLAN OF OPERATION

Introduction

        The following discussion updates our plan of operation for the next twelve months. It also analyzes our financial condition at September 30, 2007 and compares it to our financial condition at December 31, 2006. Finally, the discussion summarizes the results of our operations for the three and nine months ended September 30, 2007 and compares those results to the corresponding periods ended September 30, 2006. This discussion and analysis should be read in conjunction with our audited financial statements for the two years ended December 31, 2006, including footnotes, and the discussion and analysis included in our Form 10-KSB for the year ended December 31, 2006.

        In August 2006, we completed our initial public offering, from which we received net proceeds of $4,351,200 and in December 2006 we completed a private placement of 4,322,000 shares of our common stock for $1.20 per share, from which we received net cash proceeds of $4,928,700. We used the proceeds from these offerings primarily for exploration purposes.

        On December 5, 2007, we completed a Private Placement of 5,558,500 shares of our common stock for $4.00 per share, from which we received gross cash proceeds of $22,234,700. The shares were issued to United States holders pursuant to an exemption from registration under Section 4(2) and Rule 506 and to offshore holders in accordance with Regulation S of the Securities Act of 1933, as amended (“Securities Act”). In connection with the Private Placement, we agreed to pay finders’ fees to individuals and entities who assisted us with locating purchasers and who were not employees of our company consisting of 5% cash and 5% shares of our common stock to certain of the selling shareholders listed in this prospectus. Some of the persons entitled to finders’ fees took their cash portion in equivalent shares. We issued 263,900 shares of our common stock and paid a total of $502,000 to the finders.

        The Private Placement subscription agreement contained a registration rights provision for the investors. The provision requires us to file a registration statement, of which this prospectus forms a part, with the SEC as soon as practicable after the closing of the Private Placement.

        We are considered an exploration stage company for accounting purposes, since we have not received any revenue from operations. We are unable to predict with any degree of accuracy when that classification will change. Since we have not identified any proved or probable mineral reserves on any of our properties, all of our exploration costs are currently expensed, contributing to our reported losses in 2007, 2006 and 2005.

Plan of Operation

        Our plan of operation is to continue exploration of the El Aguila property and place the property into production. We also intend to continue exploration of the El Rey property, a property that is in an earlier stage of exploration. Our ultimate objective is to become a producer of gold, silver and possibly some associated base metals. We are unable at this time to predict when, if ever, that objective will be achieved.

         Exploration.   Exploration carried out by us to date at the El Aguila Project has included 326 drill holes totaling approximately 35,389 meters (116,076 feet). The results so far have revealed areas with enough high-grade mineralization that we made a decision to put the El Aguila Project into production and are targeting the second half of 2008 to begin commercial production, subject to receipt of permits and equipment delivery schedules. Our exploration efforts during latter 2007 were geared to confirm and expand estimated mineralization. We intend to continue exploration of the property while we prepare for production.

        Anticipated Production.   While we intend to continue exploration at the El Aguila Project for the foreseeable future, we are moving forward with our plans to further develop the property for production. This will include acquisition of equipment and construction of a mill. We presently anticipate mining by open pit and processing by an 850 tonne per day agitated leach mill. Based on preliminary estimates, which we continue to refine, we expect to require $28 million to construct a mill and prepare the property for production. Only after a mine and a mill are constructed and operational could we expect any revenue.

        We have engaged Lyntek, Inc. of Denver, Colorado, on a month to month basis to design and build the mill at the El Aguila Project. This design work is underway and we have already purchased some equipment such as the ball mill and are presently contemplating additional equipment purchases. We have applied for various permits from the Mexican government which will allow us to commence construction, however, we have not received approval to date. We remain optimistic that upon receipt of such approval in the near future, we will be able to complete construction and commence production during the second half of 2008. We expect the mining to be done under contract with a third party contractor.

        Additional Capital Investment.   In addition to expenses of exploration and constructing a mill, we also anticipate making infrastructure improvements at the El Aguila Project. Foremost among these expenses would be the construction of an improved road to the proposed mill site and camp improvements, which will be necessary to enter the production phase. We have obtained written approval from the local Ejido (agrarian community) for both these items as well as approval for the construction of the mine and mill. We purchased 5 hectares of land for the camp location. We estimate costs of approximately $1,000,000 to complete these improvements and anticipate starting these capital improvements in the first quarter of 2008.

        Corporate Overhead.   Included in our plan of operation are the expenses of overseeing our business and paying other general and administrative expenses. These expenses primarily include salaries and consulting fees, rent, travel and professional fees. We currently estimate these expenses at $100,000 per month based on existing commitments and expectations. We expect these expenses will be paid from our cash position and future equity offerings, if necessary, until such time, if ever, we are successful in placing one or more of our properties into production.

Liquidity and Capital Resources

        September 30, 2007.   As of September 30, 2007, we had working capital of $2,089,167, consisting of current assets of $2,633,090 and current liabilities of $543,923. This represents a decrease of $5,326,040 from the working capital balance of $7,415,207 at fiscal year end December 31, 2006. Our current assets consist primarily of cash which is deposited in short term interest bearing accounts. The decrease in working capital primarily represents amounts spent on exploration and to a lesser extent, general and administrative expenses. Subsequent to September 30, 2007, we completed a Private Placement for gross proceeds of $22,234,700, which further supplements our working capital. We believe we have sufficient liquidity and capital for the balance of the current fiscal year.

        Due to our lack of proved or probable reserves at this time, all of our investment in mining properties has been expensed, and does not appear as an asset on our balance sheet. During the nine months ended September 30, 2007, we spent $3,992,713 on acquisition, exploration and evaluation expenses. This compares to $461,735 for the comparable period in 2006. Exploration of our properties has accelerated in late 2006 and into 2007 following successful completion of our IPO and subsequent private placement. From inception to September 30, 2007, we have spent $6,763,385 on the acquisition and exploration of our various properties, including $6,140,656 which was spent on the El Aguila, Las Margaritas, El Rey and Solaga properties.

        All of our capital resources to date have been provided exclusively through the sale of equity securities. From inception through December 31, 2007, we received $36,826,661 in cash, services and other consideration through issuance of our common stock. Since we have not generated any cash from operations, we have relied on the sale of equity to fund all of our capital needs. We do not believe that we are a candidate for conventional debt financing and we have not made arrangements to borrow funds for working capital requirements. We will be dependent on additional financing to fund any shortfall in our working capital needs.

        Net cash used in operating activities was $4,984,954 during the nine months ended September 30, 2007, compared to $1,238,773 during the comparable period of 2006. As more fully explained in the preceding paragraphs, we have accelerated exploration of the El Aguila property with the proceeds from our common stock offerings completed in 2006. In addition, cash spent on general and administrative expenses increased during the nine months ended September 30, 2007 compared to 2006, primarily in support of increasing exploration and investor relations activities.

        December 31, 2006.   As of December 31, 2006, we had working capital of $7,415,207, consisting of $7,866,370 of current assets and $451,163 of current liabilities, which was an improvement of $7,257,655 from our working capital balance of $157,552 as of December 31, 2005. Our current assets consist primarily of cash which is deposited in short term interest bearing accounts. Current assets at December 31, 2006 also include a refund of value added taxes that have been paid in Mexico.

        We have never received revenue from our operations. We have historically relied on equity financings or loans from our officers to continue funding our operations. We experienced net losses for the years ended December 31, 2006 and 2005 of $2,686,762 and $1,217,911, respectively. We do not believe that we are a candidate for conventional debt financing and we have not made arrangements to borrow funds for working capital requirements. We will be dependent on additional financing to expand our exploration efforts beyond current plans and to fund construction of gold processing facilities.

        The total amount of expenses incurred for acquisition, exploration and evaluation of our properties during 2006 was $628,851, compared to $843,118 in 2005. Substantially all of our expenses in 2006 and 2005 were spent on the El Aguila Project.

        Net cash used in operating activities was $1,795,858 during 2006, compared to $1,179,278 during 2005. As more fully explained in our plan of operation, we are using the proceeds from our equity financings to increase our exploration and corporate efforts and our expenditures in 2007 have increased commensurate with the increase in exploration of the El Aguila property.

        Net cash used in investing activities was $59,966 in 2006 compared to $61,600 in 2005. Consistent with our operating activity, we increased our purchases of office furniture, computer equipment, trucks and other exploration equipment.

        Net cash provided by financing activities was $9,339,900 in 2006 compared to $1,407,500 in 2005. In both years, all of the activities represent proceeds from the sale of common stock and the exercise of stock options.

Results of Operations

        Nine Months Ended September 30, 2007.   For the nine months ended September 30, 2007, we recorded a net loss of $5,549,878, or $(0.20) per share, compared to a loss for the corresponding period of 2006 of $1,763,371 or $(0.09) per share. In neither period did we report any revenue except interest income.

        Mineral property costs for the nine month period ended September 30, 2007, including acquisition and exploration costs, increased $3,530,978 from $461,735 in 2006 to $3,992,713 in 2007. The increase reflects our increasing exploration activities at our various projects located in and around the El Aguila project.

        General and administrative expense increased to $1,181,774 for the nine months ended September 30, 2007 compared to $781,090 during the same period of 2006. The increase of $400,684 primarily reflects approximately $44,000 of salaries, $42,000 in increased legal and accounting fees associated with the registration statements we filed to register the securities sold in the December 2006 private placement, $213,000 of investor relations expenses, $47,000 related to increased travel and $55,000 in other general and administrative expenses.

        We also incurred stock compensation expenses of $502,520 in the nine months ended September 30, 2007 compared to $516,350 in 2006. During 2007, we issued 110,000 restricted shares of common stock as partial compensation for investor relations services, and agreed to issue an additional 45,000 shares for services performed prior to the end of the third quarter. The cost of shares issued is determined using quoted market values at the time of the stock grant.

        Interest income increased to $158,521 in 2007 compared to $7,954 in 2006, an increase of $150,567. Proceeds from our 2006 financing activities have been deposited in short term interest bearing accounts pending their utilization in our exploration and operating activities.

        Year Ended December 31, 2006 and 2005.   During the year ended December 31, 2006, we reported a net loss of $2,686,762, or $0.13 per share, compared to a net loss of $1,217,911, or $0.08 per share, for 2005. In neither year did we report any revenue except interest income. We expect to incur losses until such time, if ever, as we begin generating revenue from operations.

        Total costs and expenses were $2,743,851 in 2006 compared to $1,224,085 in 2005, an increase of $1,519,766 or 124%. Mineral property acquisition costs approximated $100,000 in each year. Mineral property exploration and evaluation costs decreased by $210,719 during 2006, from $739,570 in 2005 to $528,851 in 2006. We decreased our rate of spending during the first half of 2006 pending completion of our initial public offering. During the latter part of 2006, we began to increase our exploration spending and committed to an exploratory drilling contract for $300,000, with options to expand drilling up to $1,000,000. We have further increased exploration costs in 2007.

        General and administrative expenses increased in 2006 compared to 2005. Total general and administrative expense was $1,470,061 in 2006 and $286,219 in 2005, which resulted in an increase of $1,183,842, or 414%. The main components of the increase were salaries and benefits, an increase of $710,056 from $140,434 in 2005 to $850,490 in 2006. The increase reflects the impact of the employment contracts with our corporate officers that went into effect on January 1, 2006, and the impact of additional personnel. Our legal and accounting expense increased $132,609, from $73,856 in 2005 to $206,465 in 2006, primarily representing the work required to prepare and audit our financial information for investors and to prepare the registration statements required to sell our common stock. Similarly, investor relations expenses increased from $11,038 in 2005 to $130,583 in 2006 as we disseminated information to potential investors. Travel expenses increased from $22,393 to $103,241. Some of the increase represents meetings with potential investors in the United States, Canada and Europe, and the remainder represents increased travel to the mineral property in Mexico.

        Our stock compensation expense increased by $392,350, from $87,500 in 2005 to $479,850 in 2006. During 2006, we issued 100,000 restricted shares of common stock valued at $1.00 per share to a director as partial compensation for his service to the Board of Directors. We also issued 35,000 shares of common stock valued at $1.71 to two employees for their services. We also issued 250,000 restricted shares of common stock valued at $1.10 to a firm that provided investor relation services and we issued 30,000 shares of restricted common stock valued at $1.45 to a consultant who provided investor relation services.

        We also granted stock options to purchase 1,200,000 shares of common stock at an exercise price of $1.00 per share, of which 1,150,000 vested in 2006. We used an option pricing model to value these options at $147,050 and recorded an expense of $147,050 during 2006. There were no options granted during 2005.

        Interest income increased to $57,089 in 2006 compared to $6,174 in 2005, an increase of $50,915, or 825%. Proceeds from our 2006 financing have been deposited in short term interest bearing accounts. Monthly interest earnings from invested cash is expected to decline in future months as we utilize the cash balances for operating and exploration activities.

Critical Accounting Policies

        We believe the following more critical accounting policies are used in the preparation of our consolidated financial statements:

        Exploration and Development Costs.   Mineral property acquisition, exploration and related costs are expensed as incurred unless proven and probable reserves exist and the property is a commercially minable property. If it is determined that a mineral property can be economically developed, the costs incurred to develop such property, including costs to further delineate the ore body and develop the property for production, may be capitalized. In addition, we may capitalize previously expensed acquisition and exploration costs if it is later determined that the property can economically be developed. Interest costs, if any, allocable to the cost of developing mining properties and constructing new facilities would be capitalized until operations commence. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production would also be capitalized.

        All such capitalized costs, and estimated future development costs, if any, are then amortized using the units-of-production method over the estimated life of the ore body. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. We evaluate, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

        Property Retirement Obligation.   We implemented SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective January 1, 2003. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We have determined that we have no property retirement obligations as of September 30, 2006.

        Stock Compensation.   Effective January 1, 2006, we implemented SFAS No. 123(R), “Accounting for Stock-Based Compensation,” which requires us to provide compensation costs for our stock option plans determined in accordance with the fair value based method prescribed in SFAS No. 123(R). We estimate the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provides for expense recognition over the service period, if any, of the stock option.

        Prior to January 1, 2006, we applied APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost was recognized for stock options issued to employees as the exercise price of the stock options we granted equaled or exceeded the market price of the underlying common stock on the date of grant.

        Foreign Operations.   Our present activities are in Mexico. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, political action and political instability could impair the value of our company’s investments.

        Foreign Currency Translation.   The local currency is the functional currency for our subsidiaries. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the year. Translation adjustments are reported as a separate component of stockholders’ equity.

         Estimates.   The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

        On February 15, 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting procedures. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Statement is expected to expand the use of fair value measurements, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 will be effective for our fiscal year beginning January 1, 2008.

        In September 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R)” (SFAS No. 158). SFAS No. 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. SFAS No. 158 requires prospective application, recognition and disclosure requirements effective for our fiscal year ending December 31, 2006. Additionally, SFAS No. 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for our fiscal year beginning January 1, 2008.

        The FASB has issued FSP EITF 00-19-2. This FSP states that the contingent obligation to make future payments or other transfers of consideration under a registration payment arrangement, issued as a separate agreement or included as a part of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5. Also, a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP was adopted on October 1, 2006.

        In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for our fiscal year beginning January 1, 2008. We are currently determining the effect of this statement on our financial reporting.

        In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we recognize in our financial statements the impact of a tax position if that position is more likely that not of being sustained upon examination based on the technical merits of the position. This interpretation also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective January 1, 2007 with the cumulative effect reported as an adjustment to the opening balance of retained earnings for the fiscal year. We are currently determining the effect of this interpretation on our financial reporting.

MANAGEMENT

Directors and Executive Officers

        The following individuals presently serve as our officers and directors:

Name	Age	Positions With the Company	Board Position Held Since
William W. Reid	58	President, Chief Executive Officer and Director	1998

David C. Reid	57	Vice President, Secretary, Treasurer and Director	1998

Bill M. Conrad	51	Director	2006

Frank L. Jennings	56	Chief Financial Officer	N/A

Jason D. Reid	35	Vice President of Corporate Development	N/A

        Each of our directors is serving a term which expires at the next annual meeting of shareholders and until his successor is elected and qualified or until he resigns or is removed. Our officers serve at the will of our Board of Directors.

         Messrs. William and David Reid should be considered founders of our company, as each has taken initiative in the organization of our business. William Reid and David Reid are brothers and Jason Reid is the son of William Reid.

        The following information summarizes the business experience of each of our officers and directors for at least the last five years:

        William W. Reid.   Mr. Reid has served as a director and our President and Chief Executive Officer since our inception in 1998. Since August 2005, Mr. Reid has devoted all of his business time to our affairs, averaging 40 hours per week. Mr. Reid received a Bachelor of Science in physics in 1970 and a Master’s in Economic Geology in 1972 from Purdue University. From 1977 to August 18, 2005, he served as the President, Chief Executive Officer and Chairman of the Board of Directors of US Gold Corporation, a Colorado corporation engaged in the exploration of gold mining properties. During his tenure with US Gold, that entity acquired, developed and produced gold from five different mines, but has not produced any revenue since 1990.

        David C. Reid.   Mr. David Reid has served as a director and our Vice President since our inception in 1998. Since August 2005, he has devoted all of his time to our business and affairs, also averaging 40 hours per week. From 1977 to August 18, 2005, he was the Vice President and a director of US Gold during the time that it acquired, developed and produced gold. Mr. Reid received a Bachelor of Science degree in geology from Ball State University in 1972.

        Bill M. Conrad.   Mr. Conrad was elected to the Board of Directors on June 1, 2006. Mr. Conrad is presently the vice-president, secretary and a director of Brishlin Resources, Inc., formerly Blue Star Energy, Inc., a Colorado corporation engaged in the energy industry. Prior to that, he served as president and a director of Wyoming Oil & Minerals, Inc., a publicly traded Wyoming corporation, and New Frontier Energy, Inc., a publicly traded Colorado corporation, both engaged in the oil and gas industry. The securities of Wyoming Oil & Mineral and New Frontier Energy are quoted on the OTCBB. Mr. Conrad’s term of office as a director of our company will expire at the next annual meeting of shareholders and when his successor has been elected and qualifies.

        Frank L. Jennings.   Mr. Jennings was appointed to serve as our principal financial officer to replace William F. Pass, who resigned from that position effective June 1, 2006. Mr. Pass served as our financial consultant since 2002 and resigned due to the demands of other obligations. Mr. Jennings serves our company on a part-time basis as his services are deemed necessary. Since 2001, Mr. Jennings has been a financial consultant and provides management and financial consulting services primarily to smaller public companies. From 2000 to 2005, he served as the chief financial officer and a director of Global Casinos, Inc., a publicly traded Utah corporation, and from 2001 to 2005, he served as the chief financial officer and a director of OnSource Corporation, now known as Ceragenix Pharmaceuticals, Inc., a publicly traded Delaware corporation. During his tenure with Global Casinos and Ceragenix Pharmaceuticals, each company was engaged in the gaming industry and each had common stock quoted on the OTC Bulletin Board.

        Jason D. Reid.   Mr. Reid was promoted to Vice President of Corporate Development effective January 2, 2008. He is responsible for formulating corporate growth strategies, retail and institutional marketing, raising capital and overseeing our investor relations programs. Mr. Reid joined our company in May 2006 as the Corporate Development Assistant. Mr. Reid received a Bachelor of Science degree in Anthropology with an emphasis on Archaeology in 1995 from Fort Lewis College. Prior to joining our company, Mr. Reid operated two successful businesses founded by him for 13 years, one in the equine industry and one in the construction industry.

Other Significant Employees or Consultants

        In addition to our officers and directors, we also utilize the services of the following significant consultants:

        Jose Perez Reynoso.   Mr. Reynoso, a Mexican national, has served our company as a full time consultant since 2002. In that capacity, he oversees all our operations in Mexico, and provides advice in relations with the Mexican Government. From 1995 to 2002, he was a consulting geologist for mining companies operating in Mexico. Mr. Reynoso received an undergraduate degree in geology and engineering in 1974 and a master’s degree in economic geology in 1979 from the National University of Mexico. We leased the El Aguila property from Mr. Reynoso in 2002.

Board Committees

        Our Board of Directors established a standing Audit, Compensation and Nominating Committee during 2006. The Audit Committee, comprised of Bill Conrad as chairman and William Reid, recommends the selection and appointment of our independent accountants to the Board of Directors and reviews the proposed scope, content and results of the audit performed by the accountants and any reports and recommendations made by them. Only Mr. Bill Conrad meets the definition of “independent” as defined in Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ Stock Market, Inc. (“Marketplace Rules”), since William Reid also serves as our Chairman and Chief Executive Officer. As of the date of this report, the Audit Committee has not adopted a formal charter, however the committee expects to do so in the near future.

        Our Board of Directors has determined that Bill Conrad, the chairman of the Audit Committee, qualifies as an audit committee financial expert in that he has (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls over financial reporting; and (v) an understanding of the audit committee functions. Mr. Conrad acquired these attributes through experience in analyzing financial statements of companies, and through his experience as an executive officer of other publicly traded companies.

        The Nominating Committee has the responsibility for identifying potential candidates for the Board of Directors. The committee will establish qualifications for candidacy, assess potential candidates and make recommendations to the board, based upon the committee’s assessment of the candidate’s past business and management experience, their special expertise in an area of strategic interest to our business, the candidate’s ability to devote sufficient time and attention to our business, and their willingness to serve and actively contribute to our business. The Nominating Committee is comprised of two members, being David Reid as chairman, and William Reid. None of the members of the Nominating Committee are independent within the meaning of Rule 4200(a)(15) of the Marketplace Rules since both members are also our executive officers.

        The Compensation Committee, comprised of Bill Conrad as chairman and David Reid, is responsible for reviewing the compensation of our executive officers and directors on an ongoing basis. In performing this function, the Compensation Committee may consider, among other things, the types of compensation and amounts paid to executives and directors of public companies of equivalent size, stage of development in the industry and activity levels. The findings of this compensation review are used to determine an appropriate level of compensation for the executives and directors, reflecting the need to maintain competitiveness and recruit and retain qualified personnel within the context of our financial and other resources. Mr. Conrad qualifies as independent under Rule 4200(a)(15) of the Marketplace Rules.

Director Compensation

        In June 2006, we retained Bill Conrad to serve on our Board of Directors. Mr. Conrad is independent under the definition set forth in Rule 4200(a)(15) of the Marketplace Rules. Mr. Conrad receives cash compensation in the amount of $3,000 per month and also received a stock grant of 100,000 shares of our common stock, valued at $1.00 per share and options to acquire up to 500,000 shares of stock on or before March 9, 2009 for $1.00 per share at the time of his appointment. The table below summarizes the compensation of our only director who is not also one of our executive officers and whose compensation is not disclosed in the Summary Compensation Table, for the fiscal year ended December 31, 2007:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Bill M. Conrad	$47,000	$—	$—	$ —	$ 35,000 (1)	$82,000

(1)	Mr. Conrad received a cash bonus of $35,000 for his service during 2007.

        All directors are reimbursed for reasonable and necessary expenses incurred in their capacities as such.

Executive Compensation

        The following table summarizes the total compensation for the two fiscal years ended December 31, 2007 of our executive officers and one highly compensated individual who was not serving as an executive officer at the end of our last fiscal year:

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
William W. Reid,	2007	$240,000	$150,000	$—	$—	$—	$—	$390,000
Chairman, C.E.O.	2006	$240,000	$—	$—	$—	$—	$—	$240,000
and President(1)

David C. Reid,	2007	$170,000	$100,000	$—	$—	$—	$—	$270,000
Vice President and	2006	$170,000	$—	$—	$—	$—	$—	$170,000
Director(1)

Jason D. Reid,	2007	$100,000	$75,000	$—	$—	$—	$—	$175,000
Vice President	2006	$46,875	$—	$—	$83,575 (3)	$—	$—	$130,450
Corporate Development(2)

(1)	The executive officer was not compensated for his service as a director of our company.
(2)	Mr. Reid was appointed Vice President of Corporate Development effective January 2, 2008.
(3)	Valued in accordance with SFAS 123(R).

        Effective January 1, 2006, we entered into employment agreements with William Reid and David Reid which extend for a three-year term. Pursuant to the terms of those agreements, William Reid receives $240,000 and David Reid receives $170,000 annually as salary. Each individual also participates in health and other insurance programs that we maintain. The employment agreements are automatically renewable for one-year terms on each anniversary of the effective date unless either party gives notice to the other that they do not wish to renew the agreement, not less than 120 days prior to expiration.

        Pursuant to the terms of the employment agreements, the employee would be entitled to certain payments in the event their employment is terminated under certain circumstances. If we terminate the agreement without cause, or either executive officer terminates the agreement "with good reason," we would be obligated to pay two years of compensation in accordance with our regular pay schedule. Termination by an executive officer with good reason includes a "change in control."

        We do not have an employment agreement with Jason Reid who is employed on an at-will basis. Jason Reid received $100,000 in annual salary in 2007. He also participates in health and other insurance programs that we maintain on the same basis and under the same terms as our other executive officers.

        In addition to our executive officers, we engage two consultants on a regular basis. Jose Perez Reynoso is the manager of our operations in Mexico and is paid at the rate of $10,000 per month. Frank Jennings, our financial consultant, is paid on an hourly basis, which we expect will not exceed $3,000 per month in the aggregate. We do not have a written agreement with either consultant.

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes the amount of our executive officers' equity-based compensation outstanding at the fiscal year ended December 31, 2007:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares Or Units That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
	Exercisable	Unexercisable
	(#)	(#)	(#)	($)		(#)	(#)	(#)	($)
William W. Reid	400,000	0	0	$ 0.25	10/9/2013	—	—	—	$ —
William W. Reid	400,000	0	0	$0.25	4/22/2014	—	—	—	$ —
David C. Reid	400,000	0	0	$ 0.25	10/9/2013	—	—	—	$ —
David C. Reid	200,000	0	0	$0.25	4/22/2014	—	—	—	$ —
Jason D. Reid	600,000	0	0	$1.00	3/3/2009	—	—	—	$ —

        We did not grant any options to our executive officers during 2007 or 2006. In May 2006, Jason Reid was granted options to purchase our common stock for $1.00 per share prior to March 3, 2009 upon accepting employment as Corporate Development Assistant. Jason Reid has not exercised any of the options. During the year ended December 31, 2004, we granted options to acquire a total of 700,000 shares of our common stock to our officers and a consultant, which represented 100% of the options we granted to our employees in that year. Our executive officers did not exercise any stock options awarded in prior years during the year ended December 31, 2007.

Equity Incentive Plan

        Our Non-Qualified Stock Option and Stock Grant Plan (also as referred to as the “Plan”) was adopted by us effective March 4, 1999. The Plan terminates by its terms on March 3, 2009. Under the Plan, as approved by shareholders on March 4, 2005, a total of 6,000,000 shares of common stock are reserved for issuance thereunder. Set forth below is information as of December 31, 2007 with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Non-Qualified Stock Option and Stock Grant Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding 9ptions, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	2,500,000	$ 0.58 per share	3,115,000
Equity compensation plans not approved by shareholders	0	—	0

TOTAL	2,500,000		3,115,000

        Under the Plan, non-qualified stock options and/or grants of our common stock may be issued to key persons. Key persons include officers, directors, employees, consultants and others providing service to us. The Plan was established to advance the interests of our company and our stockholders by affording key persons, upon whose judgment, initiative and efforts we may rely for the successful conduct of our businesses, an opportunity for investment in our company and the incentive advantages inherent in stock ownership in our company. This Plan gives our Board of Directors broad authority to grant options and make stock grants to key persons selected by the Board while considering criteria such as employment position or other relationship with us, duties and responsibilities, ability, productivity, length of service or association, morale, interest in us, recommendations by supervisors, and other matters, and to set the option price, term of option, and other broad authorities. Options may not be granted at less than the fair market value at the date of grant and may not have a term in excess of 10 years.

        Options granted under the Plan do not generally give rise to taxable income to the recipient or any tax consequence to us, since the Plan requires that the options be issued at a price not less than the fair market value of the common stock on the date of grant. However, when an option is exercised, the holder is subject to tax on the difference between the exercise price of the option and the fair market value of the stock on the date of exercise. We receive a corresponding deduction for income tax purposes. Recipients of stock grants are subject to tax on the fair market value of the stock on the date of grant and we receive a corresponding deduction. The foregoing is intended as a summary of the income tax consequences to an individual recipient of an option or stock grant, and should not be construed as tax advice. Holders of stock options or common stock should consult their own tax advisors.

        Shares issued upon exercise of options or upon stock grants under the Plan are “restricted securities” as defined under the Securities Act unless a registration statement covering such shares is effective. Restricted shares cannot be freely sold and must be sold pursuant to an exemption from registration (such as Rule 144) which exemptions typically impose conditions on the sale of the shares.

        As of December 31, 2007, options to purchase an aggregate of 3,050,000 shares of our common stock have been granted under the Plan, of which 2,500,000 remain outstanding.

Indemnification and Limitation on Liability of Directors

        Our Articles of Incorporation and Bylaws provide that we must indemnify, to the fullest extent permitted by Colorado law, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the person serving or having served in a capacity as such, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        The Colorado Business Corporation Act (the “CBCA”) allows indemnification of directors, officers, employees and agents of a company against liabilities incurred in any proceeding in which an individual is made a party because he was a director, officer, employee or agent of the company if such person conducted himself in good faith and reasonably believed his actions were in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A person must be found to be entitled to indemnification under this statutory standard by procedures designed to assure that disinterested members of the board of directors have approved indemnification or that, absent the ability to obtain sufficient numbers of disinterested directors, independent counsel or shareholders have approved the indemnification based on a finding that the person has met the standard. Indemnification is limited to reasonable expenses.

        Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the CBCA. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

•	any breach of the duty of loyalty to our company or our stockholders;
•	acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;
•	dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions;
•	violations of certain laws; or
•	any transaction from which the director derives an improper personal benefit.

        Liability under federal securities law is not limited by the Articles.

Certain Relationships and Related Transactions

        Transactions with Officers and Directors.   On January 2, 2005, we issued a total of 1,750,000 shares to William and David Reid and William Pass for services rendered. William Pass was our financial consultant, and the owner of more than five percent of our common stock at that time. Of that amount, 1,000,000 shares were issued to William Reid, 500,000 to David Reid and 250,000 shares to William Pass. The shares were valued at a total of $437,500, or $0.25 per share, based on the contemporaneous sales of our stock to independent third parties. Messrs. William and David Reid were the only members of our Board of Directors participating in the decision to issue the shares in these transactions. However, our Board determined that the transactions were no less favorable than could have been obtained from an unaffiliated third party.

        Each of our officers advanced money to us to meet short-term working capital requirements. The loans were represented by promissory notes totaling $160,000, which were non-interest bearing and due on demand. We used the proceeds of the IPO to repay the notes.

        Subscription with Heemskirk.   During 2005, we issued a total of 2,150,000 shares of our common stock to Heemskirk Consolidated Limited, an Australian corporation. Heemskirk is the owner of more than five percent of our common stock, but had no relationship before it purchased the stock. Heemskirk paid a total of $1,075,000 for its stock, or $0.50 per share.

        Under the terms of its agreement with us, Heemskirk also has the first right to acquire all or a part, but not less than 25%, of any securities offered by us in the future and to participate in any debt financing that we propose during the period until August 2008. Heemskirk also holds a first right of refusal to acquire any or all of our interest in mining properties located in Mexico if we receive an offer from a third party and propose to sell our interest pursuant to that offer.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of January 24, 2008, there are a total of 34,156,952 shares of our common stock outstanding, our only class of voting securities currently outstanding. The following table describes the ownership of our voting securities by: (i) each of our officers and directors; (ii) all of our officers and directors as a group; and (iii) each shareholder known to us to own beneficially more than 5% of our common stock. All share amounts have been adjusted to reflect a two-for-one split of our outstanding stock effective February 21, 2005. Unless otherwise stated, the address of each of the individuals is our address, 222 Milwaukee Street, Suite 301, Denver, Colorado 80206. All ownership is direct, unless otherwise stated.

        In calculating the percentage ownership for each shareholder, we assumed that any options owned by an individual exercisable within 60 days is exercised, but not the options owned by any other individual.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number		Percentage (%)
William W. Reid(1)	4,510,806	(4)(5)	12.9%

David C. Reid(1)	4,154,039	(6)	12.0%

Bill M. Conrad(2)	527,000	(7)	1.5%

Frank Jennings (3)	0		0%

Jason Reid (3)	919,000	(6)(8)	2.6%

Beth Reid	4,510,806	(9)	12.9%

All officers and directors as a group
(5 persons)	10,110,845	(4)(5)(6)(7)(8)	27.6%

(1)	Officer and director.
(2)	Director.
(3)	Officer.
(4)	Includes options to purchase 800,000 shares which are currently exercisable.
(5)	Includes 1,534,200 shares owned by the reporting person's spouse, of which he disclaims beneficial ownership.
(6)	Includes options to purchase 600,000 shares which are currently exercisable.
(7)	Includes options to purchase 500,000 shares which are currently exercisable.
(8)	Includes 200,000 shares owned by the reporting person's spouse, of which he disclaims beneficial ownership.
(9)	Includes 2,176,606 shares owned by the reporting person's spouse, of which she disclaims beneficial ownership.

Changes in Control

        One of the holders of our common stock, Heemskirk Consolidated Limited, holds the first right to acquire any stock offered by us in the future. While we have no plans to issue any other stock in the future, to the extent we do and this entity exercises its right to acquire all or a portion of that stock, its percentage ownership interest in our company may increase. This may result in a change in control.

SELLING SHAREHOLDERS

        On behalf of certain of our shareholders, we have agreed to file a registration statement with the SEC covering the resale of our common stock as described in the table below. Of the shares offered by the selling shareholders under this prospectus, 5,558,500 shares were sold in a Private Placement in December 2007 and 263,900 were issued as finders’ fees in connection with the Private Placement. Of the remaining shares offered by the selling shareholders, 180,000 shares were issued as compensation to consultants of our company to whom we granted “piggy-back” registration rights in connection with those shares and 5,131,145 shares representing “founders’ shares” are being registered for sale by William Reid, our Chairman and Chief Executive Officer, his spouse, Beth Reid, and David Reid, our Vice President and director. All of these outstanding shares have been held by our shareholders for less than two years except the shares held by Mr. and Mrs. William Reid and David Reid. We have also agreed to use our best efforts to keep the registration statement effective and update the prospectus until the securities owned by the selling shareholders have been sold or may be sold without registration or prospectus delivery requirements under the Securities Act. We will pay the costs and fees of registering the shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

        The registration statement which we have filed with the SEC, of which this prospectus forms a part, covers the resale of our common stock by the selling shareholders from time to time under Rule 415 of the Securities Act. Our agreement with the selling shareholders is designed to provide those shareholders liquidity in their ownership of common stock. Certain of the selling shareholders listed below have shares registered for resale and covered by other prospectuses filed by us prior to this prospectus. This prospectus covers only those shares listed below in the “Number of Shares to be Offered” column. The selling shareholders may offer our securities covered under this prospectus for resale from time to time. The selling shareholders may also sell, transfer or otherwise dispose of all or a portion of our securities in transactions exempt from the registration requirements of the Securities Act. (See “PLAN OF DISTRIBUTION”).

        The table below presents information as of January 24, 2008 regarding the selling shareholders and our common stock that the selling shareholders may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by those shareholders. Except as otherwise noted, the individuals listed in the table below have sole voting and investment power over the shares. Although we have assumed, for purposes of the table below, that the selling shareholders will sell all of the securities offered by this prospectus, because they may offer all or some of the securities in transactions covered by this prospectus or in another manner, no assurance can be given as to the actual number of shares that will be resold by the selling shareholders. Information covering the selling shareholders may change from time to time, and changed information will be presented in a supplement to this prospectus if and when required. If there is a change in the selling shareholders, and the new selling shareholders, any pledges, donees or transferees wish to rely upon this prospectus in the resale of their shares, we will file an amendment to the registration statement of which this prospectus is a part as required. Except as described above, there are no agreements, arrangements or understandings with respect to resale of any of the securities covered by this prospectus.

	Number of Shares Owned Prior to the	Number of Shares	Shares Owned After Offering (1)
Name of Selling Shareholder	Offering	to be Offered	Number	Percent
Robert D. Lee	30,000	30,000	0	0.0%

Sara W. Palmer	30,000	30,000	0	0.0%

Heemskirk Consolidated Ltd. (2)	850,000	100,000	750,000	2.2%

Kleemann Family 2004 Revocable Trust(3)	10,000	10,000	0	0.0%

Ryan E. Martin	10,000	10,000	0	0.0%

David Scher	80,000	80,000	0	0.0%

M. St. John Dinsmore	75,000	75,000	0	0.0%

John Reynolds	25,000	25,000	0	0.0%

Forrest John Bahl	100,000	100,000	0	0.0%

Hank Scovern	10,000	10,000	0	0.0%

Alexander D. Miller	10,000	10,000	0	0.0%

Morton A. Cohn	50,000	50,000	0	0.0%

Jewish Community Fund(4)	9,200	9,200	0	0.0%

Susan K. Huebner	17,500	5,000	12,500	*

American Society for Technion(4)	35,100	35,100	0	0.0%

Montber SA Inc #3(4)	213,700	213,700	0	0.0%

Tocqueville Gold Private Equity Master Fund, Ltd. (4)	64,300	64,300	0	0.0%

Tocqueville Gold Offshore Fund Ltd. (4)	405,400	405,400	0	0.0%

Latin America Trading Corporation(4)	2,700	2,700	0	0.0%

Tocqueville Gold Fund(4)	2,129,700	2,129,700	0	0.0%

Lepercq-Amcur Corp. (4)	11,000	11,000	0	0.0%

Tocqueville Gold Partners, LP(4)	85,900	85,900	0	0.0%

Alan R. Davidson, Trustee of Alan R. Davidson Revocable Trust Dated 8/14/07	110,000	110,000	0	0.0%

William J. Rodgers II	20,000	20,000	0	0.0%

Michael & Katherine Whitcomb	25,000	25,000	0	0.0%

Paul and Laverne Swalm Trust for Yolande Katherine Whitcomb(5)	12,500	12,500	0	0.0%

Paul and Laverne Swalm Trust for Peter Shaw Whitcomb(5)	12,500	12,500	0	0.0%

Paul and Laverne Swalm Trust for Isabel Wallis May Whitcomb(5)	12,500	12,500	0	0.0%

	Number of Shares Owned Prior to the		Number of Shares	Shares Owned After Offering (1)
Name of Selling Shareholder	Offering		to be Offered	Number	Percent
Range Global Fund(6)	250,000		250,000	0	0.0%

Charles A. Haegelin	50,000		50,000	0	0.0%

Timothy Hagam Sullivan	10,000		7,500	2,500	*

Malcom Duncan Jr.	10,000		10,000	0	0.0%

Philip Barone	40,000		25,000	15,000	*

Don H. Gage IRA	15,000		15,000	0	0.0%

Carl Price	10,000		10,000	0	0.0%

Booth & Co. (7)	100,000		100,000	0	0.0%

Landolt et Cie (8)	110,000		110,000	0	0.0%

Kent J. Lund & Elizabeth A. Lund	6,300		4,000	2,300	*

Dexamenos Developpement (9)	100,000		100,000	0	0.0%

Kenneth E. Padgett	25,000		25,000	0	0.0%

Clariden Investments Ltd.(10)	20,000		20,000	0	0.0%

Philip Kenny	12,500		12,500	0	0.0%

Micheal Hampton	20,000		20,000	0	0.0%

Wendy Caledon	17,500		17,500	0	0.0%

Dominic Frisby	50,000		50,000	0	0.0%

Forza Partners LP(11)	62,500		62,500	0	0.0%

Bomgaars Investments, LLC(12)	6,000		6,000	0	0.0%

Steven D. Plissey	12,000		4,000	8,000	*

Robert M. Nieder	30,000		5,000	25,000	*

Fort Mason Partners, LP(13)	38,062		38,062	0	0.0%

Fort Mason Master, LP(1)	586,938		586,938	0	0.0%

Gerbino Gold Group LLC(14)	100,000		100,000	0	0.0%

Global Gold & Precious(15)	375,000		100,000	275,000	*

Sequoia Diversified Growth Fund(16)	525,000		125,000	400,000	1.2%

Semper Gestion SA(17)	370,000		20,000	350,000	1.0%

Kleiman Reiner Living Trust(18)	54,650	(19)	54,650	0	0.0%

Boswell Capital(20)	22,660	(19)	22,660	0	0.0%

Jeff Wright	16,995	(19)	16,995	0	0.0%

	Number of Shares Owned Prior to the		Number of Shares	Shares Owned After Offering (1)
Name of Selling Shareholder	Offering		to be Offered	Number	Percent
Paresh Patel	16,995	(19)	16,995	0	0.0%

Shawn Connolly	2,000	(19)	2,000	0	0.0%

Peter Spina	2,500		2,500	0	0.0%

Aran Asset Management SA(21)	174,500		24,500	150,000	*

Ian Cassel	240,600		193,500	47,100	*

Tara Capital Ventures(22)	489,200		59,200	430,000	1.3%

Bathgate Capital Partners(23)	900		900	0	0.0%

Alexander Friedrich	50,000		50,000	0	0.0%

William W. Reid(24)	2,176,606	(25)(26)	1,219,606	957,000	2.8%

David C. Reid(27)	3,554,039	(25)	2,711,539	842,500	2.5%

Beth Reid(28)	1,534,200	(26)	1,200,000	340,200	1.0%

TOTAL:	15,734,645		11,133,545

* Less than 1%

(1)	Assumes that all of the shares offered hereby are sold, of which there is no assurance.
(2)	The selling shareholder identified Kevin Robinson as the individual who has voting and investment power over these shares.
(3)	The selling shareholder identified Stephen Kleeman as the individual who has voting and investment power over these shares.
(4)	The selling shareholder identified John Hathaway as the individual who has voting and investment power over these shares.
(5)	The selling shareholder identified Michael Whitcomb as the individual who has voting and investment power over these shares.
(6)	The selling shareholder identified Frode Aschim as the individual who has voting and investment power over these shares.
(7)	The selling shareholder identified Michael Sacaccio as the individual who has voting and investment power over these shares.
(8)	The selling shareholder identified Albano Pucci as the individual who has voting and investment power over these shares.
(9)	The selling shareholder identified Michelle Del Fosses as the individual who has voting and investment power over these shares.
(10)	The selling shareholder identified Roland Hartmann as the individual who has voting and investment power over these shares.
(11)	The selling shareholder identified David Atkinson as the individual who has voting and investment power over these shares.
(12)	The selling shareholder identified Michael Bomgaars as the individual who has voting and investment power over these shares.
(13)	The selling shareholder identified Dan German as the individual who has voting and investment power over these shares.
(14)	The selling shareholder identified Kenneth Gerbino as the individual who has voting and investment power over these shares.
(15)	The selling shareholder identified Pierre-Francoise Togni as the individual who has voting and investment power over these shares.

(16)	The selling shareholder identified Olivier Couriol as the individual who has voting and investment power over these shares.
(17)	The selling shareholder identified Henri de Raemy as the individual who has voting and investment power over these shares.
(18)	The selling shareholder identified Harlan Kleiman as the individual who has voting and investment power over these shares.
(19)	All of the shares were issued to the selling shareholder as compensation to Shoreline Pacific, LLC, a registered United States broker-dealer for investment banking services.
(20)	The selling shareholder identified Glenn Brown as the individual who has voting and investment power over these shares.
(21)	The selling shareholder identified Michael Thalmann as the individual who has voting and investment power over these shares.
(22)	The selling shareholder identified Peter Grut as the individual who has voting and investment power over these shares.
(23)	The selling shareholder is a registered United States broker-dealer, and as such is identified as an "underwriter" for purposes of this offering. All of the shares were issued to the selling shareholder as compensation for investment banking services. The selling shareholder identified Steven Bathgate as the individual who has voting and investment power over these shares.
(24)	Chairman, President and Chief Executive officer of our company.
(25)	Excludes stock options owned by the selling shareholder.
(26)	Excludes shares of common stock owned by the selling shareholder's spouse.
(27)	Vice president and director of our company.
(28)	The selling shareholder is the spouse of William W. Reid.

        Except as otherwise noted in the table above and to the best of our knowledge, the selling shareholders are not associated with or affiliates of United States broker-dealers, and at the time of purchase the selling shareholders purchased the securities in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any persons to distribute or dispose of the securities. Further, except as otherwise stated, none of the selling shareholders have any relationship to our company, except as a shareholder.

PLAN OF DISTRIBUTION

        The selling shareholders and their pledgees, donees, transferees or other successors in interest may offer the shares of our common stock from time to time after the date of this prospectus and will determine the time, manner and size of each sale in the over the counter market, in privately negotiated transactions or otherwise. The shares may be offered at prices prevailing in the market or at privately negotiated prices. The selling shareholders may negotiate, and may pay, brokers or dealers commissions, discounts or concessions for their services. In effecting sales, brokers or dealers engaged by the selling shareholders may allow other brokers or dealers to participate. However, the selling shareholders and any brokers or dealers involved in the sale or resale of the shares may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the brokers’ or dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act.

        The methods by which the selling shareholders may sell the shares of our common stock include:

•	A block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block, as principal, in order to facilitate the transaction;
•	Sales to a broker or dealer, as principal, in a market maker capacity or otherwise and resale by the broker or dealer for its account;
•	Ordinary brokerage transactions and transactions in which a broker solicits purchases;
•	Privately negotiated transactions;
•	Short sales;
•	Any combination of these methods of sale; or
•	Any other legal method.

        In addition to selling their shares under this prospectus, the selling shareholders may transfer their shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer, or sell their shares under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144. Any selling shareholder who uses this prospectus to sell his shares will be subject to the prospectus delivery requirements of the Securities Act.

        Regulation M under the Securities Exchange Act of 1934 provides that during the period that any person is engaged in the distribution of our shares of common stock, as defined in Regulation M, such person generally may not purchase our common stock. The selling shareholders are subject to these restrictions, which may limit the timing of purchases and sales of our common stock by the selling shareholders. This may affect the marketability of our common stock.

        The selling shareholders may use agents to sell the shares. If this happens, the agents may receive discounts or commissions. The selling shareholders do not expect these discounts and commissions to exceed what is customary for the type of transaction involved. If required, a supplement to his prospectus will set forth the applicable commission or discount, if any, and the names of any underwriters, brokers, dealers or agents involved in the sale of the shares. The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of our common stock offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of shares by them and any discounts, commissions, concessions or other compensation received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The selling shareholders may agree to indemnify any broker or dealer or agent against certain liabilities relating to the selling of the shares, including liabilities arising under the Securities Act.

        Upon notification by the selling shareholders that any material arrangement has been entered into with a broker or dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the material terms of the transaction.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital consists of 60,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 per share. As of January 24, 2008, we had 34,156,952 shares of common stock issued and outstanding, and no shares of preferred stock outstanding.

        The following discussion summarizes the rights and privileges of our capital stock. This summary is not complete, and you should refer to our Articles of Incorporation, as amended, which have been incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Common Stock

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to stockholders, including the election of directors. Cumulative voting for directors is not permitted. Except as provided by special agreement, the holders of common stock are not entitled to any preemptive rights and the shares are not redeemable or convertible. All outstanding common stock is, and all common stock offered hereby will be, when issued and paid for, fully paid and nonassessable. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares then outstanding or otherwise reserved under obligations for issuance by us) by the affirmative vote of a majority of shares cast at a meeting of our shareholders at which a quorum is present.

        Our Articles of Incorporation and Bylaws do not include any provision that would delay, defer or prevent a change in control of our company. However, as a matter of Colorado law, certain significant transactions would require the affirmative vote of a majority of the shares eligible to vote at a meeting of shareholders which requirement could result in delays to or greater cost associated with a change in control of the company.

        The holders of our common stock are entitled to dividends if, as and when declared by our Board of Directors from legally available funds, subject to the preferential rights of the holders of any outstanding preferred stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and prior to distribution rights, if any, of any series of outstanding preferred stock.

Preferred Stock

        Our Articles of Incorporation vest our Board of Directors with authority to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Colorado and our Articles of Incorporation in respect to, among other things, (i) the number of shares to constitute such series and the distinctive designations thereof; (ii) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; (iii) whether preferred stock may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (iv) the liquidation preferences payable on preferred stock in the event of involuntary or voluntary liquidation; (v) sinking fund or other provisions, if any, for redemption or purchase of preferred stock; (vi) the terms and conditions by which preferred stock may be converted, if the preferred stock of any series are issued with the privilege of conversion; and (vii) voting rights, if any.

        As of the date of this prospectus, we have not designated or authorized any preferred stock for issuance.

Restrictions on Future Sales of Our Common Stock

        Under the terms of an agreement entered into with one holder of our common stock, we are obligated to offer that entity the first right to purchase our common stock in any future offering until August 2008. We do not believe the terms of this arrangement will affect the market for our common stock, or our future operations. However, it provides the holder the ability to preserve or increase its percentage interest in our company.

Transfer Agent

        We have appointed Corporate Stock Transfer, Inc. (“CST”) in Denver as transfer agent for our common stock. CST is located at 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209 and its telephone number is (303) 282-4800.

Reports to Shareholders

        Following the date of this prospectus, we will file periodic reports with the SEC, including quarterly and annual reports containing financial information about our company. In the future, we may register our common stock with the SEC under the Securities Exchange Act of 1934. At that time, we would be required to deliver an annual report to our shareholders in conjunction with each annual meeting of shareholders. Copies of the reports that we file with the SEC can be viewed on the SEC website. (See “WHERE YOU CAN FIND MORE INFORMATION”). We may also deliver quarterly or other periodic information to our shareholders.

SHARES ELIGIBLE FOR FUTURE SALE

        Sales of substantial amounts of common stock (including shares issued upon the exercise of outstanding options) in the public market after this offering could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity-related securities in the future or reduce the price at which we could sell any equity-related securities.

        In May 2006, the SEC declared effective a registration statement covering the resale of approximately 8,900,000 shares of common stock by the selling shareholders named in that prospectus, as well as 4,600,000 shares sold by us and in February 2007, the SEC declared effective a second registration statement covering the resale of approximately 5,900,000 shares by the selling shareholders listed in that prospectus. Of the outstanding shares which were not registered in the May 2006 and February 2007 registrations, all are immediately eligible for sale under Rule 144. As a result, all of our outstanding shares of common stock are currently eligible for sale.

Rule 144

        In general, under Rule 144 as currently in effect, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC if our common stock is listed on a national securities exchange or quoted on the automated quotation system of a national securities organization at the time of the proposed sale. Otherwise the volume limitation is limited to 1% of our then-outstanding common stock.

        Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 144(k)

        A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell restricted shares under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Effective February 15, 2008, such individuals would be required to own the restricted shares for only 6 months or one year, depending upon whether we are a “reporting company” under the Exchange Act rules.

WHERE YOU CAN FIND MORE INFORMATION

        You may read and copy any document we file at the SEC’s Public Reference Rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

        We have filed with the SEC a registration statement on Form SB-2 to register the shares of our common stock. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all of the information set forth in the registration statement. For further information about us or our common stock, you may refer to the registration statement and to the exhibits filed as part of the registration statement. The description of all agreements or the terms of those agreements contained in this prospectus are specifically qualified by reference to the agreements, filed or incorporated by reference in the registration statement.

LEGAL MATTERS

        We have been advised on the legality of the shares included in this prospectus by Dufford & Brown, P.C., of Denver, Colorado.

EXPERTS

        Our financial statements as of December 31, 2006 and for the two years then ended included in this prospectus have been included in reliance on the report of Stark Winter Schenkein & Co., LLP, our independent registered public accounting firm. These financial statements have been included on the authority of this firm as an expert in auditing and accounting.

FINANCIAL STATEMENTS

Page
Index to Financial Statements	F-1

Nine Months Ended September 30, 2007 and 2006

Consolidated Balance Sheet (unaudited) as of September 30, 2007	F-2

Consolidated Statements of Operations (unaudited) for the
nine months ended September 30, 2007 and 2006, and
Inception to September 30, 2007	F-3

Consolidated Statements of Cash Flows (unaudited) for the
nine months ended September 30, 2007 and 2006, and
Inception to September 30, 2007	F-4

Notes to Consolidated Financial Statements (unaudited)	F-5

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm	F-9

Consolidated Balance Sheet at December 31, 2006	F-10

Consolidated Statements of Operations for the years
ended December 31, 2006 and 2005 and for the period
from Inception (August 24, 1998) to December 31, 2006	F-11

Consolidated Statements of Cash Flows for the years ended
December 31, 2006 and 2005, and for the period
from Inception (August 24, 1998) to December 31, 2006	F-12

Consolidated Statements of Changes in Shareholders' Equity
(Deficit) for the period from Inception (August 24, 1998)
to December 31, 2006	F-13

Notes to Consolidated Financial Statements	F-14

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEET
as of September 30, 2007
(Unaudited)

ASSETS

Current assets:
Cash and cash equivalents	$2,417,104
Refundable tax payments	192,354
Other current assets	23,632

Total current assets	2,633,090

Investment in mineral properties	—
Property and equipment - net	323,087
Other assets	1,469

Total assets	$2,957,646

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$543,923

Total current liabilities	543,923

Shareholders’ equity:
Preferred stock - $0.001 par value, 5,000,000 shares authorized:
No shares issued or outstanding	—
Common stock - $0.001 par value, 60,000,000 shares authorized:
28,249,552 shares issued and outstanding	28,250
Additional paid-in capital	14,564,411
Accumulated (deficit) during the exploration stage	(12,146,747)
Other comprehensive income:
Currency translation adjustment	(32,191)

Total shareholders’ equity	2,413,723

Total liabilities and shareholders’ equity	$2,957,646

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the nine months ended September 30, 2007 and 2006,
and for the period from Inception (August 24, 1998) to September 30, 2007
(Unaudited)

	2007	2006	Inception (August 24, 1998) to September 30, 2007

Revenues:
Gold sales	$—	$—	$—

Costs and Expenses:
Property exploration and evaluation	3,917,556	361,735	6,229,547
Property acquisition	75,157	100,000	533,838
Management contract - U. S. Gold, related party	—	—	752,191
General and administrative
Salaries and benefits	418,485	374,094	1,409,409
Legal and accounting	192,954	151,407	511,505
Investor relations	307,886	95,001	460,871
Travel related	130,510	83,202	308,515
All other general and administrative	131,939	77,386	390,841
Stock based compensation
Stock awards	502,520	375,000	1,569,870
Grant of stock options	—	141,350	147,050
Depreciation	31,392	12,150	56,679

Total costs and expenses	5,708,399	1,771,325	12,370,316

Operating (loss)	(5,708,399)	(1,771,325)	(12,370,316)

Other income:
Interest income	158,521	7,954	223,569

(Loss) before income taxes	(5,549,878)	(1,763,371)	(12,146,747)

Provision for income taxes	—	—	—

Net (loss)	(5,549,878)	(1,763,371)	(12,146,747)

Other comprehensive income:
Currency translation gain (loss)	(51,874)	(792)	(32,191)

Net comprehensive (loss)	$(5,601,752)	$(1,764,163)	$(12,178,938)

Net (loss) per common share:
Basic and Diluted	$(0.20)	$(0.09)

Weighted average shares outstanding:
Basic and Diluted	28,206,402	18,794,296

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2007 and 2006,
and for the period from Inception (August 24, 1998) to September 30, 2007
(Unaudited)

	2007	2006	Inception (August 24, 1998) to September 30, 2007

Cash flows from operating activities:
Net cash (used in) operating activities	$(4,984,954)	$(1,238,773)	$(9,344,453)

Cash flows from investing activities:
Capital expenditures	(258,200)	—	(379,766)

Net cash (used in) investing activities	(258,200)	—	(379,766)

Cash flows from financing activities:
Cash proceeds from initial public stock offering	—	4,351,200	4,351,200
Cash proceeds from other sales of stock	—	—	7,177,623
Cash proceeds from exercise of options	—	10,000	62,500
Proceeds from debentures - founders	—	—	50,000
Proceeds from exploration funding agreement - Canyon Resources	—	—	500,000

Net cash provided by financing activities	—	4,361,200	12,141,323

Net increase (decrease) in cash and equivalents	(5,243,154)	3,122,427	2,417,104

Cash and equivalents at beginning of period	7,660,258	176,182	—

Cash and equivalents at end of period	$2,417,104	$3,298,609	$2,417,104

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)

1.	Summary of Significant Accounting Policies

Gold Resource Corporation (the “Company”) was organized under the laws of the State of Colorado on August 24, 1998. The Company has been engaged in the exploration for precious and base metals, primarily in Mexico, as an exploration stage company. The Company has not generated any revenues from operations. The consolidated financial statements included herein are expressed in United States dollars, the Company’s reporting currency.

Basis of Presentation. The interim consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) as promulgated in Item 310 of Regulation S-B. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to such SEC rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of September 30, 2007, its results of operations for the three and nine months ended September 30, 2007 and 2006, and its cash flows for the nine months ended September 30, 2007 and 2006, as applicable, have been made. The results for these interim periods are not necessarily indicative of the results for the entire year. The accompanying financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s Form 10-KSB for the year ended December 31, 2006.

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned Mexican corporate subsidiaries, Don David Gold S.A. de C.V. and Golden Trump S.A. de C.V. The expenditures of Don David Gold and Golden Trump are generally incurred in Mexican pesos. Significant inter-company accounts and transactions have been eliminated.

Estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. Estimates that are critical to the accompanying consolidated financial statements include the identification and valuation of proved and probable reserves, treatment of exploration and development costs as either an asset or an expense, valuation of deferred tax assets, and the likelihood of loss contingencies Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary.

Per Share Amounts. SFAS 128, “Earnings Per Share,” provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, similar to fully diluted earnings per share. Potentially dilutive securities, such as common stock options, are excluded from the calculation when their effect would be anti-dilutive. For the period ended September 30, 2007, outstanding options to purchase 2,600,000 shares of common stock would have an anti-dilutive effect and were therefore excluded from the calculation.

Foreign Operations. The Company’s present exploration activities are in Mexico. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, political action and political instability could impair the value of the Company’s investments.

Foreign Currency Translation. The local currency, the Mexican peso, is the functional currency for the Company’s subsidiaries. Current assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Other assets and liabilities are translated using historical rates. Revenues and expenses are translated at the average exchange rate for the period. Translation adjustments are reported as a separate component of shareholders’ equity.

2.	Mineral Properties

The Company currently has an interest in four properties, the El Aguila property and the Las Margaritas property which are combined as part of the El Aguila project, the El Rey property and the Solaga property. The Company leases claims comprising the El Aguila project from an individual who serves as its consultant in Mexico and the Solaga property from an entity partially owned by the same consultant. The Company owns mining concessions for the El Rey property, which are subject to a 2% royalty on production payable to this consultant. All of these properties are in the exploration stage and have no proven or probable reserves.

El Aguila and Las Margaritas. Effective October 14, 2002, the Company leased a prospective gold/silver property comprised of three concessions, El Aguila, El Aire and La Tehuana, from Jose Perez Reynoso, a consultant to our company. The lease agreement is subject to a 4% net smelter return royalty where production is sold in the form of gold/silver dore and 5% for production sold in concentrate form. Prior to 2007 the Company has made periodic advance royalty payments under the lease totaling $260,000 and no further advance royalty payments are due.

El Rey. The Company has acquired claims in another area of the Sierra Madre del Sur region of Mexico by filing concessions under the Mexican mining laws. The mineral concessions making up the El Rey property are located within the San Baltazar Chichicapam Ejido. During the nine months ended September 30, 2007, the Company has spent $361,717 on exploratory drilling at El Rey.

Solaga. In February 2007, the Company leased a 100% interest in a property known as the Solaga property. The Company has conducted minimal exploration on this property to date.

3.	Property and Equipment

At September 30, 2007, property and equipment consisted of the following:

Trucks and autos	$140,125
Office furniture and equipment	84,035
Exploration equipment	155,606

Subtotal	379,766
less: accumulated depreciation	(56,679)

Total	$323,087

4.	Shareholders’ Equity

Effective February 21, 2005, the Company declared and effected a 100% forward stock split where one share of common stock, par value $.001, was issued for each share outstanding as of that date. These financial statements reflect the effect of this 100% stock split.

On November 1, 2006, the Company entered into an investor relations contract for domestic investors that required the issuance of 30,000 shares of restricted common stock during each of the first three quarters of 2007. These shares were valued at fair market values of $72,840, $101,670, and $124,310 for each of the quarters, respectively. At September 30, 2007, the 30,000 shares for the third quarter had not yet been issued.

On May 1, 2007, the Company entered into an investor relations contract for international investors that required the issuance of 50,000 shares of restricted common stock during the second quarter of 2007. These shares were valued at fair market value of $148,500.

On October 2, 2007, the Company agreed to issue 15,000 shares of common stock for consulting services performed prior to September 30, 2007. These shares were valued at $3.68 per share or $55,200 and were recorded as stock compensation during the quarter ended September 30, 2007.

Stock Options. The Company has a non-qualified stock option and stock grant plan under which stock options and stock grants may be granted to key employees, directors and others (the “Plan”). Options to purchase shares under the Plan must be granted at fair value as of the date of the grant. A total of 6,000,000 shares of common stock have been reserved under the Plan.

Effective January 1, 2006, the Company implemented the rules of SFAS 123(R), “Accounting for Stock-Based Compensation,” which requires the Company to expense as compensation the value of grants and options under the Plan as determined in accordance with the fair value based method prescribed in SFAS 123(R). The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

During the nine months ended September 30, 2007, no stock options were granted, exercised or terminated.

The following table summarizes information about outstanding stock options at September 30, 2007:

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2007	2,600,000	$0.60
Granted	—	$—
Exercised	—	$—

Outstanding, September 30, 2007	2,600,000	$0.60

5.	Related Party Transactions

In February 2007, the Company entered into a lease agreement for the Solaga property. Jose Perez Reynoso, a consultant and shareholder of the Company, is a part owner of the Solaga property.

6.	Subsequent Events

In November 2007, the Company issued 50,000 shares of restricted common stock for investor relations consulting services. This issuance included 30,000 shares for services performed prior to September 30, 2007 (see Note 4) and 20,000 shares for services performed subsequent to September 30, 2007.

On October 2, 2007, the Company entered into an investor relations contract granting options to purchase 50,000 shares of restricted common stock at a price of $3.68 per share, which expire two years from the date of issuance.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Gold Resource Corporation

We have audited the accompanying consolidated balance sheet of Gold Resource Corporation as of December 31, 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Resource Corporation as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stark Winter Schenkein & Co., LLP
March 27, 2007
Denver, Colorado

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEET
as of December 31, 2006

ASSETS

Current assets:
Cash and cash equivalents	$7,660,258
Refundable tax payments	193,271
Other current assets	12,841

Total current assets	7,866,370

Investment in mineral properties	—
Property and equipment, net	96,279
Other assets	1,469

Total assets	$7,964,118

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$451,163

Total current liabilities	451,163

Shareholders’ equity:
Preferred stock - $0.001 par value, 5,000,000 shares authorized:
No shares issued or outstanding	—
Common stock - $0.001 par value, 60,000,000 shares authorized:
28,139,552 shares issued and outstanding	28,139
Additional paid-in capital	14,062,002
Accumulated (deficit) during the exploration stage	(6,596,869)
Other comprehensive income:
Currency translation adjustment	19,683

Total shareholders’ equity	7,512,955

Total liabilities and shareholders’ equity	$7,964,118

The accompanying notes are an integral part of these consolidated financial statements.
F-10

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the year ended December 31, 2006 and 2005, and for the period from Inception (August 24, 1998) to December 31, 2006

	2006	2005	Inception (August 24, 1998) to December 31, 2006

Revenues:
Gold sales	$—	$—	$—

Costs and Expenses:
Property exploration and evaluation	528,851	739,570	2,311,991
Property acquisition	100,000	103,548	458,681
Management contract - U. S. Gold, related party	—	—	752,191
General and administrative
Salaries and benefits	850,490	140,434	990,924
Legal and accounting	206,465	73,856	318,551
Investor relations	130,583	11,038	152,985
Travel related	103,241	22,393	178,005
All other general and administrative	179,282	38,498	258,902
Stock Based Compensation
Stock awards	479,850	87,500	1,067,350
Grant of stock options	147,050	—	147,050
Depreciation	18,039	7,248	25,287

Total costs and expenses	2,743,851	1,224,085	6,661,917

Operating (loss)	(2,743,851)	(1,224,085)	(6,661,917)

Other income:
Interest income	57,089	6,174	65,048

(Loss) before income taxes	(2,686,762)	(1,217,911)	(6,596,869)

Provision for income taxes	—	—	—

Net (loss)	(2,686,762)	(1,217,911)	(6,596,869)

Other comprehensive income:
Currency translation gain (loss)	19,544	200	19,683

Net comprehensive (loss)	$(2,667,218)	$(1,217,711)	$(6,577,186)

Net (loss) per common share:
Basic and Diluted	$(0.13)	$(0.08)

Weighted average shares outstanding:
Basic and Diluted	20,218,659	16,164,715

The accompanying notes are an integral part of these consolidated financial statements.
F-11

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006 and 2005, and for the period from Inception (August 24, 1998) to December 31, 2006

	2006	2005	Inception (August 24, 1998) to December 31, 2006

Cash flows from operating activities:
Net (loss)	$(2,686,762)	$(1,217,911)	$(6,596,869)

Adjustments to reconcile net (loss) to net cash used by operating activities:
Depreciation	18,039	7,248	25,287
Stock compensation	626,900	87,500	1,214,400
Management fee paid in stock	—	—	392,191
Related party payable paid in stock	—	320,000	320,000
Foreign currency translation adjustment	19,544	200	19,683
Issuance cost forgiven	—	—	25,327
Changes in operating assets and liabilities:
Operating assets	(191,135)	(11,446)	(206,112)
Accounts payable and accrued liabilites	426,326	20,093	451,163
Other liabilities - related parties	(8,770)	(384,962)	—
Other	—	—	(4,569)

Total adjustments	890,904	38,633	2,237,370

Net cash (used in) operating activities	(1,795,858)	(1,179,278)	(4,359,499)

Cash flows from investing activities:
Capital expenditures	(59,966)	(61,600)	(121,566)

Net cash (used in) investing activities	(59,966)	(61,600)	(121,566)

Cash flows from financing activities:
Cash proceeds from initial public stock offering	4,351,200	—	4,351,200
Cash proceeds from other sales of stock	4,928,700	1,405,000	7,177,623
Cash proceeds from exercise of options	60,000	2,500	62,500
Proceeds from debentures - founders	—	—	50,000
Proceeds from exploration funding agreement - Canyon Resources	—	—	500,000

Net cash provided by financing activities	9,339,900	1,407,500	12,141,323

Net increase in cash and equivalents	7,484,076	166,622	7,660,258

Cash and equivalents at beginning of year	176,182	9,560	—

Cash and equivalents at end of year	$7,660,258	$176,182	$7,660,258

Supplemental Cash Flow Information
Interest paid	$—	$—	$—

Income taxes paid	$—	$—	$—

Non-cash investing and financing activities:
Conversion of Canyon Resources funding into common stock	$—	$—	$500,000

Conversion of founders debentures into common stock	$—	$—	$50,000

The accompanying notes are an integral part of these consolidated financial statements.
F-12

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
For the period from Inception (August 24, 1998) to December 31, 2006

	Number of Common Shares	Par Value of Common Shares	Additional Paid - in Capital	Accumulated (Deficit)	Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)

Balance at Inception, August 24, 1998	—	$—	$—	$—	$—	$—

Shares for contributed capital at $0.005 per share - related parties	2,800,000	2,800	(1,400)	—	—	1,400
Net (loss)	—	—	—	(1,657)	—	(1,657)

Balance, December 31, 1998	2,800,000	2,800	(1,400)	(1,657)	—	(257)

Shares for contributed capital at $0.005 per share - related parties	1,000,000	1,000	(500)	—	—	500
Net (loss)	—	—	—	(663)	—	(663)

Balance, December 31, 1999	3,800,000	3,800	(1,900)	(2,320)	—	(420)

Shares issued for management contract at $0.17 per share - related party	1,226,666	1,226	202,578	—	—	203,804
Net (loss)	—	—	—	(205,110)	—	(205,110)

Balance, December 31, 2000	5,026,666	5,026	200,678	(207,430)	—	(1,726)

Shares issued for management contract at $0.14 per share - related party	1,333,334	1,334	187,053	—	—	188,387
Conversion of debentures at $0.25 per share - related parties	200,000	200	49,800	—	—	50,000
Sale of shares for cash at $0.25 per share	820,000	820	204,180	—	—	205,000
Net (loss)	—	—	—	(346,498)	—	(346,498)

Balance, December 31, 2001	7,380,000	7,380	641,711	(553,928)	—	95,163

Shares issued for cash at $0.25 per share	392,000	392	97,608	—	—	98,000
Shares issued for cash at $0.17 per share	1,351,352	1,351	223,322	—	—	224,673
Net (loss)	—	—	—	(788,629)	(17)	(788,646)

Balance, December 31, 2002	9,123,352	9,123	962,641	(1,342,557)	(17)	(370,810)

Shares issued for cash at $0.25 per share	577,000	577	143,673	—	—	144,250
Share issuance costs forgiven	—	—	25,327	—	—	25,327
Net (loss)	—	—	—	(496,046)	29	(496,017)

Balance, December 31, 2003	9,700,352	9,700	1,131,641	(1,838,603)	12	(697,250)

Shares issued for cash at $0.25 per share	608,000	608	151,392	—	—	152,000
Shares issued in repayment of loan related to exploration agreement at $0.42 per share	1,200,000	1,200	498,800	—	—	500,000
Shares issued as stock grant at $0.25 per share	600,000	600	149,400	—	—	150,000
Net (loss)	—	—	—	(853,593)	(73)	(853,666)

Balance, December 31, 2004	12,108,352	12,108	1,931,233	(2,692,196)	(61)	(748,916)

Stock grant at $0.25 per share	1,750,000	1,750	435,750	—	—	437,500
Stock option exercised at $0.25 per share	10,000	10	2,490	—	—	2,500
Stock issued for cash at $0.25 per share	276,000	276	68,724	—	—	69,000
Stock issued for satisfaction of payables at $0.25 per share	1,280,000	1,280	318,720	—	—	320,000
Shares issued for cash at $0.47 per share	2,728,500	2,729	1,272,271	—	—	1,275,000
Shares issued for cash at $0.50 per share	122,000	122	60,878	—	—	61,000
Shares issued for cash at $0.50 per share	30,000	30	14,970	—	—	15,000
Net (loss)	—	—	—	(1,217,911)	200	(1,217,711)

Balance, December 31, 2005	18,304,852	18,305	4,105,036	(3,910,107)	139	213,373

Stock options exercised at $0.25 per share	240,000	240	59,760	—	—	60,000
Stock options granted	—	—	147,050	—	—	147,050
Director stock grant at $1.00 per share	100,000	100	99,900	—	—	100,000
Shares issued for cash at $1.00 per share, net of issuance costs	4,600,000	4,600	4,346,600	—	—	4,351,200
Shares issued for investor relations services at $1.14 per share	280,000	280	319,720	—	—	320,000
Shares issued for cash at $1.20 per share, net of issuance costs	4,322,000	4,322	4,924,378	—	—	4,928,700
Shares issued for investment banking services at $1.20 per share	257,700	257	(257)	—	—	—
Employee stock grants at $1.71 per share	35,000	35	59,815	—	—	59,850
Net (loss)	—	—	—	(2,686,762)	19,544	(2,667,218)

Balance, December 31, 2006	28,139,552	$28,139	$14,062,002	$(6,596,869)	$19,683	$7,512,955

The accompanying notes are an integral part of these consolidated financial statements.
F-13

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

1.     Summary of Significant Accounting Policies

        Basis of Presentation:  Gold Resource Corporation (the “Company”) was organized under the laws of the State of Colorado on August 24, 1998. The Company has been engaged in the exploration for precious and base metals, primarily in Mexico, as an exploration stage company. The Company has not generated any revenues from operations. The consolidated financial statements included herein are expressed in United States dollars, the Company’s functional currency.

        Basis of Consolidation:  The consolidated financial statements include the accounts of the Company and its wholly owned Mexican corporation subsidiaries, Don David Gold S.A. de C.V. and Golden Trump S.A. de C.V. The expenditures of Don David Gold and Golden Trump are generally incurred in Mexican pesos. Significant intercompany accounts and transactions have been eliminated.

        Statements of Cash Flows:  The Company considers cash in banks, deposits in transit, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

        Exploration and Development Costs:  Mineral property acquisition, exploration and related costs are expensed as incurred unless proven and probable reserves exist and the property is a commercially minable property. When it has been determined that a mineral property can be economically developed, the costs incurred to develop such property, including costs to further delineate the ore body and develop the property for production, may be capitalized. In addition, the Company may capitalize previously expensed acquisition and exploration costs if it is later determined that the property can economically be developed. Interest costs, if any, allocable to the cost of developing mining properties and to constructing new facilities are capitalized until operations commence. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are also capitalized. All such capitalized costs, and estimated future development costs, are then amortized using the units-of-production method over the estimated life of the ore body. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

F-14

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

        Property and Equipment:  All items of property and equipment are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to earnings while expenditures for major maintenance and betterments are capitalized. Gains or losses on disposition are recognized in operations.

        Depreciation:  Depreciation of property and equipment is computed using straight-line methods over the estimated economic lives, as follows:

Trucks and autos	4 to 5 years
Office furniture and equipment	5 to 10 years
Computer hardware and software	3 years
Exploration equipment	6 to 8 years

        Property Retirement Obligation:  The Company implemented SFAS 143, “Accounting for Asset Retirement Obligations,” effective January 1, 2003. SFAS 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made.

        The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company has determined that it has no property retirement obligations as of December 31, 2006.

        Stock Option Plans:  Effective January 1, 2006, the Company implemented SFAS 123, “Accounting for Stock-Based Compensation,” requiring the Company to provide compensation costs for the Company’s stock option plans determined in accordance with the fair value based method prescribed in SFAS 123, as amended. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provides for expense recognition over the service period, if any, of the stock option.

                 Prior to January 1, 2006, the Company applied APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost was recognized for stock options issued to employees as the exercise price of the Company’s stock options granted equaled or exceeded the market price of the underlying common stock on the date of grant.

        Per Share Amounts:  SFAS 128, “Earnings Per Share,” provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding during the period (20,218,659 for 2006 and 16,164,715 for 2005). Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, similar to fully diluted

F-15

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

earnings per share. As of December 31, 2006 and 2005, stock options are not considered in the computation of diluted earnings per share as their inclusion would be antidilutive.

        Income Taxes:  The Company accounts for income taxes under SFAS 109, “Accounting for Income Taxes”. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

        Use of Estimates:  The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Business Risks:  The Company continually reviews the mining and political risks it encounters in its operations. It mitigates the likelihood and potential severity of these risks through the application of high operating standards. The Company’s operations have been and in the future may be, affected to various degrees by changes in environmental regulations, including those for future site restoration and reclamation costs. The Company’s business is subject to extensive licensing, permitting, governmental legislation, control and regulations. The Company endeavors to be in compliance with these regulations at all times.

        Fair Value of Financial Instruments:  SFAS 107, “Disclosures About Fair Value of Financial Instruments,” requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2006.

        The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, cash equivalents, refundable tax payments, accounts payable and accrued liabilities. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value, or they are receivable or payable on demand.

        Concentration of Credit Risk:  The Company’s operating cash balances are maintained in two primary financial institutions and periodically exceed federally insured limits. The Company believes that the financial strength of these institutions mitigates the underlying risk of loss. To date, these concentrations of credit risk have not had a significant impact on the Company’s financial position or results of operations.

F-16

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

        Foreign Operations:  The Company’s present activities are in Mexico. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, political action and political instability could impair the value of the Company’s investments.

        Foreign Currency Translation:  The local currency, the Mexican peso, is the functional currency for the Company’s subsidiaries. Current assets and current liabilities are translated using the exchange rate in effect at the balance sheet date. Other assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments are reported as a separate component of stockholders’ equity.

        Recent Pronouncements:  The FASB has issued FSP EITF 00-19-2. This FSP states that the contingent obligation to make future payments or other transfers of consideration under a registration payment arrangement, issued as a separate agreement or included as a part of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS 5. Also, a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP was adopted on October 1, 2006.

        In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the Company’s fiscal year beginning January 1, 2008. We are currently determining the effect of this statement on our financial reporting

        In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely that not of being sustained upon examination based on the technical merits of the position. This interpretation also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective January 1, 2007 with the cumulative effect reported as an adjustment to the opening balance of retained earnings for the fiscal year. We are currently determining the effect of this interpretation on our financial reporting.

2.     Mineral Properties

F-17

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

El Aguila

        Effective November 1, 2002, the Company, through its subsidiary, Don David Gold S.A. de C.V. leased a prospective gold/silver property located in the state of Oaxaca, Mexico, designated the “El Aguila” property, from Jose Perez Reynoso, a consultant to the Company. The El Aguila property is an exploration stage property and incorporates approximately 4,685 acres as of December 31, 2006. The lease agreement for El Aguila is subject to a 4% net smelter return royalty to the lessor where production is sold in the form of gold/silver dore and 5% for production sold in concentrate form. The lease agreement required the Company to make periodic advance royalty payments at various times through October, 2006. Aggregate advance royalties paid under this lease were US $260,000 through December 31, 2006.

        Through December 31, 2006, the Company has spent or incurred approximately $1,978,000 in acquisition, exploration and related costs for El Aguila of which approximately $629,000 was spent in 2006.

3.     Property and Equipment

        At December 31, 2006, property and equipment consisted of the following:

Trucks and autos	$60,203
Office furniture and equipment	50,693
Exploration equipment	10,670

Subtotal	121,566
Accumulated depreciation	(25,287)

Total	$96,279

4.     Income Taxes

        At December 31, 2006, the Company has tax loss carryforwards approximating $5,800,000 that expire at various dates through 2026. The principal difference between the net loss for book purposes and the net loss for income tax purposes relates to the $320,000 payment in shares to US Gold Corporation (“US Gold”) which is deductible for tax purposes when recognized as income by US Gold, and non cash compensation expense recorded for grants in the form of common stock shares or options to purchase common stock shares. The non-deductible amount of such compensation was $1,523,000.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006, are presented below:

F-18

GOLD RESOURCE CORPORATION (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2006

Deferred tax assets:
Net operating loss carryforwards	$1,972,000

Less valuation allowance	(1,972,000)

Net deferred tax asset	$—

        At this time, the company is unable to determine if it will be able to benefit from its deferred tax asset. There are limitations on the utilization of net operating loss carryforwards, including a requirement that losses be offset against future taxable income, if any. In addition, there are limitations imposed by certain transactions which are deemed to be ownership changes. Accordingly, a valuation allowance has been established for the entire deferred tax asset. The change in the valuation allowance was approximately $900,000 during 2006.

        A reconciliation of the tax provision for 2006 and 2005 at statutory rates is comprised of the following components:

	2006	2005
Tax at statutory rates	$(914,000)	$(421,000)
Book to tax adjustments:
Stock and option grants	217,000	30,000
Valuation allowance	697,000	391,000

Tax provision	$—	$—

5.     Shareholders’ Equity (Deficit)

        Effective February 21, 2005, the Company declared and effected a 100% forward stock split where one additional share of common stock, par value $.001, was issued for each common share outstanding as of that date. All of the financial information in this report has been adjusted to reflect the effect of this two-for-one stock split and the increase in authorized shares.

        The Company was formed August 24, 1998 by William W. Reid and David C. Reid (the “Founders”). During 1998 and 1999, the Founders received 3,800,000 shares of common stock valued at $1,900 for administrative and organization expenses. The Company remained generally inactive through 1999.

        Commencing July 1, 2000, the Company and US Gold, a publicly traded Colorado corporation, entered into a management contract whereby US Gold provided general

F-19

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

management of the business activities of the Company through December 31, 2001. Under this management contract, US Gold was issued 2,560,000 shares of common stock of the Company. The 2,560,000 shares were valued at $392,191 or approximately $.15 per share. Through this arrangement the Company benefited from experienced management without the need to raise cash funding for the related cost of such management and administration. The Company was, however, responsible for all additional funding needed.

        During 2001, the Founders made convertible debenture loans to the Company and then converted $50,000 in convertible debentures into 200,000 shares of common stock of the Company at a conversion price of $.25 per share.

        In September 2001, the Company commenced the sale of its common shares under exemptions offered by federal and state securities regulations. During 2001 the Company sold 820,000 shares at $.25 per share to various parties, and as noted above, Founders converted debenture debt of $50,000 into 200,000 shares at $.25 per share.

        During 2002, the Company sold 392,000 shares at $.25 per share ($98,000) to various parties and 1,351,352 shares at approximately $.17 per share ($224,673) to an institutional investor, RMB International (Dublin) Limited (“RMB”).

        During 2003, the Company sold 577,000 shares at $.25 per share raising net proceeds of $144,250. Effective September 30, 2003, US Gold acquired the RMB shares in exchange for US Gold shares, and terminated the obligation of the Company to pay RMB approximately $25,327 in transaction costs, which was added back into paid-in-capital.

             In August 2003, the Company entered into an exploration agreement with Canyon Resources Corporation, a public company with shares traded on the American Stock Exchange under symbol “CAU” (“Canyon”), whereby Canyon had the right to earn a 50% interest in the El Aguila property from the Company in exchange for funding $3.5 million in exploration and development costs at the El Aguila property, or alternatively, Canyon could receive 1,200,000 shares of the common stock of the Company for funding $500,000 for exploration drilling at El Aguila. The $500,000 funding from Canyon was structured as a non-interest bearing loan. The drilling programs were completed in 2003 and included approximately 12,939 feet of drilling focused on one target area of the property. This exploration drilling encountered some mineralization which will require additional exploration drilling in order to fully evaluate. Effective September 1, 2004, Canyon elected to convert its loan of $500,000 into 1,200,000 shares of common stock of the Company.

F-20

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

              Also, during 2004, the Company sold 608,000 shares at $.25 per share raising net proceeds of $152,000. Additionally, the Company made a stock grant of 600,000 shares at $.25 per share or $150,000 to a consultant of the Company, Jose Perez Reynoso.

        Effective January 2, 2005, the Company made common stock awards to its two executive officers and a consultant of an aggregate 1,750,000 shares for services performed during 2004 and 2005. The shares were valued at $437,500 (or $0.25 per share) which was recorded as stock based compensation expense of $350,000 in 2004 and $87,500 in 2005. In this distribution of common stock, William W. Reid received 1,000,000 shares, David C. Reid received 500,000 shares and William F. Pass received 250,000 shares. Also effective January 2, 2005, a stock option agreement with William F. Pass covering 400,000 shares of common stock at exercise price of $.25 per share was reduced by 250,000 shares leaving 150,000 shares remaining subject to option.

        During 2005 an individual exercised stock options for 10,000 shares for $2,500. In June 2005, the Company issued 1,280,000 shares to US Gold Corporation in satisfaction of $320,000 owed for a prior year management contract.

        During 2005, the Company sold 428,000 shares to individual investors for cash proceeds of $145,000 (276,000 shares at $0.25 per share and 152,000 shares at $0.50 per share).

        In addition, during July and August 2005, the Company closed transactions under a Subscription Agreement and Stock Purchase Option Agreement with Heemskirk Consolidated Limited (“Heemskirk”), an Australian global mining house, whereby Heemskirk purchased 2,000,000 shares of common stock of the Company at $0.50 per share. A finder’s fee of 140,000 shares was paid to a third party (resulting a net value of $0.47 per share). Heemskirk had previously purchased (in April, 2005) 150,000 shares of common stock at $0.50 per share and the Company had paid a finder’s fee of 10,500 shares. The Company agreed to give Heemskirk a first right of offer for any financings, including sale of equity, the Company may pursue, subject to the prior rights of Canyon discussed above. In a similar transaction during August 2005, the Company sold 400,000 shares to another investor raising $200,000 and paid a finder’s fee to a third party of 28,000 shares. These transactions resulted in the issuance of 2,728,500 shares for net cash proceeds of $1,275,000 ($0.47 per share).

        During 2006, the Company sold 4,600,000 shares of common stock at $1.00 per share in a public offering under a Form SB-2 registration statement that was declared effective on May 15, 2006. The Company received cash proceeds of $4,351,200 (net of finders’ fees of $248,800).

          During 2006, the Company completed a private placement of 4,322,000 shares of common stock at $1.20 per share, and received net cash proceeds of $4,928,700, after

F-21

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

deducting finders’ fees of $257,700. The Company also issued 257,700 shares of common stock as finders’ fees in connection with this private placement.

        During 2006, the Company received cash proceeds of $60,000 pursuant to the exercise of options to purchase 240,000 shares at $0.25 per share.

        In May, 2006, the Company made a common stock award of 100,000 shares to a director. These shares were valued at $100,000. In December, 2006, the Company made a common stock award of 35,000 shares to two employees. These shares were valued at fair market value of $59,850. In October, 2006, the Company issued 250,000 shares of restricted common stock in exchange for investor relations services. These shares were valued at fair market value of $275,000. The Company entered into an investor relations contract that required the issuance of 30,000 shares of restricted common stock during 2006. These shares were valued at fair market value of $45,000.

        The Company may continue to raise capital through the sale of its common shares and may also seek other funding or corporate transactions to achieve its business objectives.

        As of December 31, 2006, the Founders beneficially own a total of 8,131,145 shares or approximately 29% of the outstanding shares.

        The Company has a non-qualified stock option and stock grant plan under which stock options and stock grants may be granted to key employees, directors and others (the “Plan”). Options to purchase shares under the Plan must be granted at fair value as of the date of the grant. A total of 6,000,000 common shares have been reserved under the Plan.

        Effective January 1, 2006, the Company implemented the rules of SFAS 123(R), “Accounting for Stock-Based Compensation,” which requires the Company to expense as compensation the value of grants and options under the Company’s stock option plan as determined in accordance with the fair value based method prescribed in SFAS 123(R). The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

        During the year ended December 31, 2006, stock options were granted to purchase 1,200,000 shares of common stock. Grants covering 1,100,000 shares were issued to an employee and a director at an exercise price of $1.00 and a term of thirty-three months. All options vested in 2006. Stock option compensation expense of $141,350 was recorded based upon a fair value calculation using the following assumptions: expected life of 2.75 years, stock price of $1.00 at date of grant, dividend yield of 0%, and interest rate of 5%. Grants covering 100,000 shares were issued to a service provider with an exercise price of $1.00 per share and a term of twenty-four months. Options covering 50,000 shares vested in 2006 and options covering 50,000 shares are expected to vest in

F-22

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

2007.  Stock option compensation expense of $5,700 was recorded based upon a fair value calculation using the following assumptions: expected life of two years, stock price of $1.00 at date of grant, dividend yield of 0%, and interest rate of 5%.

        Prior to January 1, 2006, the Company applied APB Opinion 25, “Accounting for Stock Issued to Employees”, and disclosed pro-forma information regarding net income and earnings per share as if stock based compensation cost had been determined using a fair value based method. No stock options were granted in 2005, thus pro-forma net (loss) and (loss) per share were the same as the actual amounts reported.

	2006		2005

	Shares	Weighted Average Exercise Prices	Shares	Weighted Average Exercise Prices

Outstanding, beginning of year	1,640,000	$.25	1,900,000	$.25
Granted	1,200,000	$1.00	—	$—
Terminated	—	$—	(250,000)	$.25
Exercised	(240,000)	.25	(10,000)	.25

Outstanding, end of year	2,600,000	$.60	1,640,000	$.25
Options exercisable, end of year	2,550,000	$.59	1,640,000	$.25

Weighted average fair value of Option granted during year	$.13		$—

6.     Rental Expense and Commitment and Contingencies

        In September 2005, the Company entered into a 3 year lease on office space in Denver, Colorado. Required payments approximate $1,500 per month. Remaining minimum lease obligations for future calendar years will be $17,700 in 2007 and $13,400 in 2008. Rent expense for 2006 was $17,000.

        Effective January 1, 2006, the Company entered into employment agreements with its executive officers which extend for a three-year term. Pursuant to the terms of those agreements, William Reid is being paid $240,000 and David Reid is being paid $170,000 annually. Each individual also participates in health and other insurance programs that the Company maintains. The employment agreements are automatically renewable for one-year terms unless either party gives notice to the other that they do not wish to renew the agreement, not less than 120 days prior to expiration.

F-23

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

        Pursuant to the terms of the employment agreements, the employee would be entitled to certain payments in the event his employment is terminated under certain circumstances. If the Company terminates the agreement without cause, or either executive officer terminates the agreement “with good reason,” the Company would be obligated to pay two years of compensation in accordance with its regular pay periods. Termination by an executive officer with good reason includes a change in control.

             We signed a drilling contract in October 2006 for a minimum of 11,000 feet of additional core drilling. We have the option to expand the drilling up to 10,000 meters (approximately 33,000 feet). This contract represents a minimum financial commitment of $300,000 and a maximum financial commitment of $1,000,000 over the term of the agreement. There are numerous exploration targets that will now be tested with the objective of delineating and expanding the previously identified mineralization.

7.     Related Party Transactions:

US Gold—

        Effective July 1, 2000, the Company and US Gold entered into a management contract whereby US Gold provided general management of the business activities of the Company through December 31, 2001 in exchange for 2,560,000 shares of common stock of the Company valued at $392,191 or approximately $.15 per share, representing the actual allocated internal costs recorded by US Gold in its performance of the contract. Effective January 1, 2002, the Company and US Gold entered into a second Management Contract with a duration of one year (the “2002 Management Contract”). Under the 2002 Management Contract, US Gold provided general management of the business activities of the Company through December 31, 2002 in exchange for payment of $30,000 per month to US Gold. The Company paid US Gold $30,000 under the 2002 Management Contract and owed US Gold $330,000 at December 31, 2004. In June 2005, the Company paid $10,000 and issued 1,280,000 shares to US Gold Corporation in satisfaction of $320,000 owed.

        In July 2005, in connection with a change in control of US Gold, the employment agreements of Messrs. William Reid, David Reid and William Pass with that entity were terminated. In partial payment of the obligations of US Gold under those agreements, that entity transferred all its shares in the company to the two former US Gold employees and Mr. Pass and US Gold no longer owns an interest in our Company.

Jose Perez Reynoso—

        The Company has certain contractual business arrangements with Jose Perez Reynoso, a Mexican national and consultant to the Company. Mr. Reynoso has been

F-24

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

retained as a full-time consultant to the Company at $7,000 per month during 2005 and increased to $9,000 per month effective November 2006 under a month-to-month arrangement. The Company also leased the El Aguila Property from Mr. Reynoso, paying him $5,000 advance royalty during 2002, $25,000 in 2003, $20,000 in 2004, $105,000 in 2005, and $100,000 in 2006.. Also as noted in Footnote 5 above, Mr. Reynoso was granted a stock bonus of 600,000 common shares valued at $.25 per share for $150,000 during 2004.

Other—

        During 2005, the executive officers and Mr. Reynoso made certain cash advances to the Company to allow payment of certain obligations. The net amount of such advances was $8,770 as of December 31, 2005, all of which was repaid during 2006.

         During 2006, Messrs. William Reid and David Reid each loaned $160,000 to the Company. The loans were non-interest bearing and due on demand. These loans were paid in full during September, 2006.

8.   Subsequent Events—

         Subsequent to December 31, 2006, we issued 30,000 shares of our common stock to a consultant performing investor relations work on our behalf.

         In February 2007, the Company leased a 100% interest in the Solaga property, subject to a 4% net smelter return royalty on any production.

F-25

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

Until ____________, 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

11,133,545 Shares GOLD RESOURCE CORPORATION Common Stock ____________________ PROSPECTUS ____________________ ____________, 2008

TABLE OF CONTENTS
Prospectus Summary	1
Risk Factors	4
Business and Properties	11
Market Information	25
Management's Discussion and Analysis
Or Plan of Operation	26
Management	33
Security Ownership of Certain
Beneficial Owners and Management	40
Selling Shareholders	41
Plan of Distribution	45
Description of Capital Stock	46
Shares Eligible For Future Sale	48
Where You Can Find More Information	49
Legal Matters	49
Experts	49
Financial Statements	F-1

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Included in the prospectus.

Item 25. Other Expenses of Issuance and Distribution.

We will pay all expenses in connection with the issuance and distribution of the securities being registered except selling discounts and commissions of the selling shareholders. The following table sets forth expenses and costs related to this offering (other than underwriting discounts and commissions) expected to be incurred with the issuance and distribution of the securities described in this registration statement. All amounts are estimates except for the Securities and Exchange Commission’s registration fee:

SEC registration fee	$1,739
Legal fees	20,000
Accounting fees	5,000
Blue Sky filing fees and expenses	1,000
Printing and engraving expenses	1,000
Transfer Agent fees and expenses	0
Miscellaneous	1,261

Total	$30,000

Item 26. Recent Sales of Unregistered Securities.

During the preceding three years, we have issued an aggregate of 16,563,600 shares of our common stock and 1,100,000 options without registering those securities under the Securities Act. The following information describes the transactions in which those securities were issued.

Between June 2003 and February 2005, we sold 1,583,000 shares of common stock to 26 individuals or entities at a price of $0.25 per share, or a total of $395,750. All of these individuals or entities were also friends, relatives or business contacts of the officers and directors of our company. We relied on the exemption from registration provided by Rule 504 of Regulation D of the Securities Act.

On February 21, 2005, our Board of Directors declared a two-for-one split of all outstanding common stock.

On April 18, 2005, we issued 150,000 shares to Heemskirk Consolidated Limited, a natural resource investment fund, for a total of $75,000, or $0.50 per share. On July 15, 2005 and August 2, 2005, we sold an additional 600,000 and 1,400,000 shares of our common stock, respectively, to Heemskirk, also at a price of $0.50 per share. On August 5, 2005, we sold 400,000 shares to a single, accredited investor, for a price of $0.50 per share. We relied on the exemption from registration provided by Regulation 506 of Regulation D in connection with these transactions.

On three separate occasions in 2005, we issued as a finder’s fee to Declan Costelloe for services rendered in connection with locating two investors in the placements described in the immediately preceding paragraph. Those issuances equaled 10,500, 42,000 and 126,000 shares. In June 2005, we also issued 30,000 shares to David Wersebe for services rendered in connection with locating an investor. We relied on the exemption from registration provided by Section 4(2) of the Securities Act in connection with these transactions.

On June 3, 2005, we issued 1,280,000 shares of common stock to US Gold Corporation in exchange for services rendered in the amount of $320,000, or $0.25 per share. Again, we relied on the exemption from registration provided by Section 4(2) of the Securities Act in connection with this transaction. The officers and directors of our company were also officers of the directors of US Gold, so US Gold was provided the same type of information that would have been included in a registration statement.

On May 30, 2006, we granted 100,000 shares of common stock to a director of our company valued at $100,000, or $1.00 per share. Additionally, we granted a total of 1,100,000 options to acquire common stock to the director and a new employee of the company. All of these options and the shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

On October 12, 2006, we issued 250,000 shares of our common stock to Tara Capital Ventures for services rendered to our company valued at $250,000, or $1.00 per share. We also granted options to acquire 50,000 shares of common stock for $1.00 per share to a public relations consultant. We relied on the exemption provided by Section 4(2) of the Securities Act for each of these transactions.

Between November 2006 and November 2007 we issued an aggregate of 140,000 shares of our common stock to a consultant performing investor relations work on our behalf. The 30,000 shares issued in November 2006 were valued at $1.45 per share, or $43,500. The 30,000 shares issued in February 2007 were valued at $2.428 per share, or $72,840, the 30,000 shares issued in May 2007 were valued at $3.39 or $101,670 and of the 50,000 shares issued in November 2007, 30,000 shares were valued at $4.14 or $124,200, 10,000 shares were valued at $4.20 or $42,000, and 10,000 shares would be valued at $4.59 per share based on the closing price of our common stock on the date of issuance. We relied on the exemption provided by Section 4(2) of the Securities Act.

On December 7, 2006, we sold an aggregate of 4,322,000 shares of our common stock to subscribers in a private placement at a price of $1.20 per share, for gross proceeds of $5,186,400. We paid aggregate finder’s fees of $257,700 and 257,700 shares of common stock to certain finders in connection with the private placement. We relied on the exemption from registration provided by Regulation 506 of Regulation D for sales made in the United States and Rule 903 of Regulation S in connection with sales outside the United States. Each U.S. investor was an “accredited investor” within the meaning of Rule 501. Further, we did not engage in any general solicitation or advertising in connection with the offering and exercised reasonable care to ensure that the purchasers were not underwriters, including the placement of legends restricting transfer on certificates representing the securities. The remainder of the shares were sold to persons who were not in the United States at the time of purchase or who were not “U.S. persons” as defined in Rule 902. We did not engage in any directed selling efforts in the United States in connection with the offering and placed legends on certificates representing the common stock restricting transfer in accordance with Regulation S.

In May 2007, we issued 50,000 shares of our common stock to a consultant for international investor relations services rendered to our company valued at $2.97, or $148,500 per share. We relied on the exemption provided by Section 4(2) of the Securities Act.

On October 2, 2007, we granted 50,000 options to purchase our common stock for $3.68 per share to a public relations consultant which are exercisable until October 2, 2009. We relied on the exemption provided by Section 4(2) of the Securities Act.

On December 5, 2007, we completed the sale of 5,558,500 shares of our common stock in a private placement for a price of $4.00 per share, for aggregate gross proceeds of $22,234,000. The sales were made pursuant to a subscription agreement between the company and each subscriber. In connection with the private placement, we agreed to pay finders’ fees in certain instances in connection with the placement in an amount up to 5% of the gross proceeds in cash and 5% of the number of shares placed in the offering. As a result we incurred aggregate finders’ fees of approximately $502,000 cash and 263,900 shares of our common stock. We relied on the exemption from registration provided by Regulation 506 of Regulation D for sales made in the United States and Rule 903 of Regulation S in connection with sales outside the United States. Each U.S. investor was an “accredited investor” within the meaning of Rule 501. Further, we did not engage in any general solicitation or advertising in connection with the offering and exercised reasonable care in to ensure that the purchasers were not underwriters, including the placement of legends restricting transfer on certificates representing the securities. The remaining shares were sold to persons who were not in the United States at the time of purchase or who were not “U.S. persons” as defined in Rule 902. We did not engage in any directed selling efforts in the United States in connection with the offering and placed legends on certificates representing the common stock restricting transfer in accordance with Regulation S.

In each transaction where we relied on Rule 504 or 506, we did not engage in any general solicitation or advertising. In each case, the subscriber was provided with a subscription agreement detailing the restrictions on transfer of the shares. Further, stop transfer restrictions were placed on each of the certificates issued in connection with the offering. In each of the offerings conducted pursuant to Rule 504, the offering price for the securities did not exceed $1 million during the twelve months before the start of and during that offering. In the offering conducted pursuant to Rule 506, each purchaser was reasonably believed to be an “accredited investor” under Rule 501 of the Securities Act.

In each case where we relied on the exemption provided by Section 4(2) of the Securities Act, we had a preexisting relationship with the investor and the offering was made to a very limited number of individuals or entities. We also took steps to insure that the investors had available the same type of information that would be included in a registration statement. Finally, each of certificates representing shares issued pursuant to that exemption has been inscribed by the restrictive legend required by Rule 144.

Item 27. Exhibits

The following exhibits are filed with, or incorporated by reference in, this registration statement:

3.1	Articles of Incorporation of the Company as filed with the Colorado Secretary of State on August 24, 1998 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 3.1, File No. 333-129321).

3.1.1	Articles of Amendment to the Articles of Incorporation as filed with the Colorado Secretary of State on September 16, 2005 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 3.1.1, File No. 333-129321).

3.2	Bylaws of the Company dated August 28, 1998 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 3.2, File No. 333-129321).

4	Specimen stock certificate (incorporated by reference from our amended registration statement on Form SB-2/A filed on March 27, 2006, Exhibit 4, File No. 333-129321).

*5	Opinion on Legality.

10.1	Exploitation and Exploration Agreement between the Company and Jose Perez Reynoso dated October 14, 2002 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.1, File No. 333-129321).

10.2	Non-Qualified Stock Option and Stock Grant Plan (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.2, File No. 333-129321).

10.3	Form of Stock Option Agreement (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.3, File No. 333-129321).

10.4	Lease Agreement dated September 2005 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.4, File No. 333-129321).

10.5	Agreement dated July 28, 2003 between the Company and Canyon Resources Corporation (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.5, File No. 333-129321).

10.6	Agreement dated August 2, 2005 between the Company and Heemskirk Consolidated Limited (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.6, File No. 333-129321).

10.7	Agreement dated August 15, 2005 by and between the Company and Heemskirk Consolidated Limited (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.7, File No. 333-129321).

10.8	Employment Agreement between the Company and William W. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on March 27, 2006, Exhibit 10.8, File No. 333-129321).

10.9	Employment Agreement between the Company and David C. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on March 27, 2006, Exhibit 10.9, File No. 333-129321).

10.10	Promissory Note in favor of David C. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on May 1, 2006, Exhibit 10.10, File No. 333-129321).

10.11	Promissory Note in favor of William W. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on May 1, 2006, Exhibit 10.11, File No. 333-129321).

10.12	Form of Subscription Agreement between the Company and investors in the November 2006 private placement (incorporated by reference from our report on Form 8-K dated December 7, 2006, Exhibit 10.1, File No. 333-129321).

10.13	Form of Subscription Agreement between the Company and investors in the December 2007 private placement (incorporated by reference from our report on Form 8-K dated December 5, 2007, Exhibit 10.1, File No. 333-129321).

21	Subsidiaries of the Company (incorporated by reference from our amended registration statement on Form SB-2/A filed on January 20, 2006, Exhibit 21, File No. 333-129321).

*23.1	Consent of Stark Winter Schenkein & Co., LLP.

*23.2	Consent of Dufford & Brown, P.C. (included in Exhibit 5).

*24	Power of Attorney (included on signature page).

* Filed herewith.

Item 28. Undertakings.

The undersigned registrant hereby undertakes that it will:

1.	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i.	Include any prospectus required by section 10(a)(3) of the Securities Act;

ii.	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	Include any additional or changed material information on the plan of distribution.

2.	For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5.	For determining liability of the undersigned registrant under the Securities Act to any purchaser:

i.	That each prospectus filed by the undersigned pursuant to Rule 424(b)(3) shall be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

iii.	Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on this 25th day of January 2008.

GOLD RESOURCE CORPORATION (Registrant) By: /s/ William W. Reid William W. Reid President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned officers and directors of Gold Resource Corporation, do hereby constitute and appoint William W. Reid to be our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for each of us and in our name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as each of us might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacity and on the dates stated.

/s/ William W. Reid William W. Reid	President, Chief Executive Officer and Chairman of the Board	January 25, 2008

/s/ Frank L. Jennings Frank L. Jennings	Principal Financial and Accounting Officer	January 25, 2008

/s/ David C. Reid David C. Reid	Vice President, Director	January 25, 2008

/s/ Bill M. Conrad Bill M. Conrad	Director	January 25, 2008

EXHIBIT INDEX

        The following Exhibits are filed or incorporated by reference as part of this registration statement on Form SB-2.

Item No	Description

3.1	Articles of Incorporation of the Company as filed with the Colorado Secretary of State on August 24, 1998 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 3.1, File No. 333-129321).

3.1.1	Articles of Amendment to the Articles of Incorporation as filed with the Colorado Secretary of State on September 16, 2005 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 3.1.1, File No. 333-129321).

3.2	Bylaws of the Company dated August 28, 1998 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 3.2, File No. 333-129321).

4	Specimen stock certificate (incorporated by reference from our amended registration statement on Form SB-2/A filed on March 27, 2006, Exhibit 4, File No. 333-129321).

*5	Opinion on Legality.

10.1	Exploitation and Exploration Agreement between the Company and Jose Perez Reynoso dated October 14, 2002 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.1, File No. 333-129321).

10.2	Non-Qualified Stock Option and Stock Grant Plan (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.2, File No. 333-129321).

10.3	Form of Stock Option Agreement (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.3, File No. 333-129321).

10.4	Lease Agreement dated September 2005 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.4, File No. 333-129321).

10.5	Agreement dated July 28, 2003 between the Company and Canyon Resources Corporation (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.5, File No. 333-129321).

10.6	Agreement dated August 2, 2005 between the Company and Heemskirk Consolidated Limited (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.6, File No. 333-129321).

10.7	Agreement dated August 15, 2005 by and between the Company and Heemskirk Consolidated Limited (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.7, File No. 333-129321).

10.8	Employment Agreement between the Company and William W. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on March 27, 2006, Exhibit 10.8, File No. 333-129321).

10.9	Employment Agreement between the Company and David C. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on March 27, 2006, Exhibit 10.9, File No. 333-129321).

10.10	Promissory Note in favor of David C. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on May 1, 2006, Exhibit 10.10, File No. 333-129321).

10.11	Promissory Note in favor of William W. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on May 1, 2006, Exhibit 10.11, File No. 333-129321).

10.12	Form of Subscription Agreement between the Company and investors in the November 2006 private placement (incorporated by reference from our report on Form 8-K dated December 7, 2006, Exhibit 10.1, File No. 333-129321).

10.13	Form of Subscription Agreement between the Company and investors in the December 2007 private placement (incorporated by reference from our report on Form 8-K dated December 5, 2007, Exhibit 10.1, File No. 333-129321).

21	Subsidiaries of the Company (incorporated by reference from our amended registration statement on Form SB-2/A filed on January 20, 2006, Exhibit 21, File No. 333-129321).

*23.1	Consent of Stark Winter Schenkein & Co., LLP.

*23.2	Consent of Dufford & Brown, P.C. (included in Exhibit 5).

*24	Power of Attorney (included on signature page).

* Filed herewith.